# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

**Fuller Real Estate Solutions LLC**

**712 H St NE**
**Suite 1342**
**Washington, DC 20002**

**www.fullerres.com**



**100 units of Class B Unit**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

# THE OFFERING

Maximum 1,070* Class B Units ($107,000)

*Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 100 Class B Units ($10,000)

| | |
|---|---|
| **Company** | Fuller Real Estate Solutions LLC |
| **Corporate Address** | 712 H St NE Suite 1342, Washington DC 20002 |
| **Description of Business** | Fuller Real Estate Solutions exists to create better living for everyone and is focused on a few key areas; property acquisition and property management, green initiatives to include net-zero developments and energy efficient renovations, and creating a platform to unlock real estate investing to the world, regardless of income levels or experience. |
| **Type of Security Offered** | Class B Units (the "Units") |
| **Purchase Price of Security Offered** | $100 |
| **Minimum Investment Amount (per investor)** | $100 |

## Key Notes about Class B Units

**Class B Members are first to receive annual disbursements (if available).**

Class B Members accrue simple **8% interest as preferred return** on outstanding capital contribution amount.

After capital contribution and preferred return amounts are disbursed, **Class B Members maintain right to 75% of annual disbursements.**

Class B Members maintain annual redemption rights with **no lock-up period** (conditions apply, please see Section 10.1 of company's A&R Operating Agreement dated August 17, 2018 for details)

Class B Members own restricted shares and do not have voting rights.

<u>The 10% Bonus for StartEngine Shareholders</u>

Fuller Real Estate Solutions LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date.  This means you will receive a bonus for any units you purchase.  For example, if you buy 10 Class B Units at $100 / unit, you will receive 1 bonus Class B Unit, meaning you'll own 11 units for $100 each.  Fractional units will not be distributed for this bonus and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

### *Description of Business*

The purpose of the Company is to acquire, own, manage, operate, rent, lease, maintain, finance, lend capital for investment in, hold for investment, exchange, sell and otherwise deal with real property. We aim to become a full-service real estate company that can assist in every aspect of real estate transactions.  Additionally, our investment strategies are aligned with the goal to become the company with the highest annual payouts (to investors) based on percentage of capital contributions while maintaining CF campaigns to allow anyone and everyone the chance to benefit from real estate investing.

The purpose of the Company shall include creating a material positive impact on society through charitable actions and contributions. This includes the use of energy-efficient solutions and low-waste actions when renovating property. In furtherance of that end, the Company will engage in activities including the improvement, renovation, and acquisition of real property, or the lending of capital for such purposes for those in need.

## Competition

The Company faces varying degrees of competition in the markets it operates in. There are thousands of individuals and companies that invest in real estate, provide property management services, wholesale properties, and lend money. However, we believe the number of companies that have the ability to perform all of these duties surrounding real estate investment is limited.

Additionally, the Company will face many private and public REITs in terms of competition to raise funds for like-investments. It is important to note that Fuller Real Estate Solutions, although it may look similar, is not a REIT nor does it operate any fund. Investors in this company are investing in an operating company and its possible future development of real estate, real estate services, and technology-based tools for investors.

## Liabilities and Litigation

The company, nor any of its managers or owners, is not currently a subject in or to any litigation or lawsuit. All executive officers and owning members (above 20%) must undergo "bad actor" checks as required by law prior to any approval of company to execute a CF campaign. Company is subject to financial liabilities as described below and in its financial statements, but is not currently under any legal obligation or liability that may adversely affect company or its members.

The Company is currently under the obligation of four (4) debt instruments, outlined below:
1) Three (3) Short-term Acquisition Loans with Boomerang Finance LLC. With all of these notes, the *Company maintains a right to extend the maturity date in 3-month increments* at a cost of one (1) point.
a. The company has an outstanding promissory note for $11,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018.
b. The company has an outstanding promissory note for $15,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018.
c. The company has an outstanding promissory note for $85,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 28, 2018.

For each loan with Boomerang Finance, any default proceedings would result in the foreclosure on collateral properties used to secure the financing. Company would lose its current real estate assets and would no longer be eligible for future loans from Boomerang Finance. Although this poses a risk, the Company does maintain a right to extent its maturity date (on all three loans) by 3-month increments until able to pay balance. Company may also, at any point, sell or refinance existing properties in order to satisfy these current liabilities.

2) Long-term Convertible Note between Fuller Real Estate Solutions LLC and it's CEO

and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price. This note may be resolved, with or without payment to include full or partial repayment, at the written agreement between both parties.

*Sales, Supply Chain, and Customer Base*

The company does not manufacture, produce, or sell any products or standard services and, as such, does not have a typical supply chain or sales process. Instead, the bulk of company revenues comes from rental revenue from our investment properties. Tenants are screened using 3rd-party companies and technology in order to complete credit and background checks to ensure ability and probability of rent payment.

Any sale of real estate may be done targeting two different customer bases. Any properties that have been renovated will likely be sold on the retail market (listed through a licensed real estate brokerage) to an end-buyer/owner-occupant. Investment properties and contracts may also be sold but may be done so through off-market and direct-to-investor transactions.

**The team**

**Officers and directors**

| Jonathan Fuller | Founder, CEO, and Manager |
|---|---|
| Tyler Moore | Chief Operations Officer |
| Trenton Ehnes | Director of Project Management |

Jonathan Fuller
Jonathan founded FullerRES in January, 2018 and has since acted as its CEO and Manager on a full-time basis, handling business strategy and vision and overseeing website development, financial reporting and analytics, and asset acquisitions. He also works 5-10 hours per week as a Senior Advisor to the CEO for Monetran LLC (since July, 2018), a tech startup creating a new, asset-backed crypto currency on the Stellar platform. Previously, he was an Arabic Linguist and Intelligence Analyst in the USMC From April 2012 - April 2017. He is a Licensed Real Estate Agent (MD) and a certified Private Money Broker. His experience includes: three years leasing and property management (212-unit community), eight years project management and team leadership. He is also a Global MBA Candidate at GWSB (class of 2020) and received his BS in Business Administration from Purdue Global.

Tyler Moore

Tyler is also a former U.S. Marine, where he worked from April 2012 through April 2018 as a Heavy Equipment Operator and Non-Commissioned Officer. Since Feb, 2016 he has worked at The Greenspan Company Internationl, a leading residential and commercial public adjusting firm in the southwest United States, where he is an Estimator and Executive Assistant. He spends about 35hrs per week with Greenspan and 10-12hrs per week with FullerRES. Previously, he was a Property Accountant with Paradigm Companies, a real estate development and property management company, from Jan-Sept, 2015. He has six years administrative and human resources experience with five years marketing and sales management. BA in Human Resources Management.

Trenton Ehnes

In addition to his time working with Fuller Real Estate Solutions (variable hours based on need, 5-15 hours per week), Trent works as a Service Technician for Club Car, a manufacturer of electric and gas-powered golf cars and UTVs, 40hrs per week since March 2018. Previously, he spent 13 years with Troon Golf. He has about nine years client relations and customer service experience and four years team and project management. Not to mention his 11 years experience in repair and maintenance (automobiles, electric carts, and homes). BS in Geology.

Number of Employees: 4

**Related party transactions**

As described in the Indebtedness section, the company has completed a Related-Party Transaction with one of the Class A Members. This transaction consists of a Convertible Note entered into with unitholder and CEO Jonathan Fuller. The total amount of this note is $34,450 and does not bear any interest. The note is payable on or before Dec 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should company be unable to pay the note (or any portion of the note) in cash return and if Jonathan Fuller does not previously convert the debt into units, company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Class B Units are risky, are not guaranteed or secured, and may lose all of their value.** By participating in this investment, you understand the limitations to Class B Units. No company or individual can or does guarantee the value of any Class B Units. They are also non-transferrable and do not grant shareholders any voting rights in the company
- **This is a brand-new company. Startups are inherently risky.** This Company has no operating history and minimal current revenues. If you are investing in this company, it's because you think the concept is a good idea, that the management

team can effectively operate in the real estate space, and that the strategies outlined can produce positive cash flows leading to a positive return for investors. We have yet to turn a profit and there is no assurance that we will ever be profitable.

- **Any company valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and whether you believe the company will be successful in what they do with your investment. Any valuation that is or may be presented is based on speculation, assumptions, industry averages, and historical data but may not represent a distinctly accurate valuation.
- **Our business projections are only estimates based on current and expected market conditions and analysis of historical data.** There can be no assurance that the company will meet its projections or that it will be able to make annual distributions to holders of Class A or Class B Units. There can be no assurance that the company (and you) will make money. Any pro-forma data is meant purely for informational and planning purposes and should not be viewed as a representation of the company's future financial positions.
- **There will likely be Fluctuations in Real Estate values. There is no ability to evaluate future investments.** There is no assurance that real estate investments will appreciate in value, regardless of historical data or trends. The general economy, market conditions, employment levels, and other economic factors may contribute positively or negatively to the Company's asset values and cash-flow potential. Any current market trends may not reflect future trends and rates. Furthermore, any current or historical company disbursements may not reflect future performance. Just because your investment makes money one year, does not mean it will continue making money in future years (and vice versa).
- **Use of leverage comes with risk** The company does from time to time use leverage (via company-managed IULs, partnerships, and business and real estate loans) in order to enhance its buying power in an effort to generate higher percentage returns. Any monies leveraged by the Company may pose additional risks. It is understood that interest rates change and markets fluctuate, which can impact the level of risk and reward realized through various leveraging tools by the company.
- **Class B Units and Company Assets are not considered liquid** By investing in the Company, any investor understands that the units purchased are not liquid and Class B Member may not be able to sell, redeem, or otherwise recoup the full investment amount at any one time. Additionally, company assets (both IULs and real estate) are not considered liquid- company's ability to continue operations depend on working capital, monthly revenues, and future capital raises. The company's ability to fulfill an investor's requests for redemption is largely reliant on its current working capital and its amount of non-liquid assets may prevent such requests in part or in entirety.
- **Business decisions may include close business relationships.** Company may transact with other companies, such as Fuller Funding LLC, on less than arm's-length terms. This includes the use of company funds in a partnership

agreement with Fuller Funding LLC (owned by Jonathan Fuller, the CEO of Fuller Real Estate Solutions LLC) in order to lend money for 3rd-party real estate transactions. Such deals will only be made if they are believed to be mutually beneficial for each party involved.

- **Company does not hold patents, trademarks, or copyrights.** One of the Company's most valuable assets is its intellectual property, namely its investment and marketing strategies. We do not hold any patents or trademarks, or copyrights. Company maintains and protects its Internet domain names and trade secrets. IP protection is subject to the actions of managers and employees. Our ability to turn profits and make annual distributions to investors relies on management's abilities to employ their strategies effectively and efficiently.

- **Any negative litigation regarding one property may affect company in other areas.** Due to the nature of real estate and property management, the company could be subject to litigation proceedings regarding a tenant-relationship, a property sale, or any other legal issue pertaining to such business actions and decisions. Any actions taken against one property may adversely affect other properties and the company's overall value and profit expectations. Company will aim to mitigate such risks through the use of many separate entities in which to house each property. Through this mitigation technique, company may be subject to a varying degree of tax laws and liabilities.

- **Real estate markets may move slowly and unpredictably.** Real estate markets move slowly compared to other investment vehicles (such as stocks, options, forex, etc.). However, this is not always a good thing. When the market goes down, investors must realize that it could take many years to recoup losses incurred during down swings. Additionally, many outside economic factors have an effect on the housing market, making real estate a sometimes unpredictable market.

- **Risk of default on current liabilities** Due to the short-term nature of the Company's current liabilities, there is a risk of default. The company maintains several options to mitigate this risk (such as extending the maturity dates, refinancing into longer-term loans, or selling some assets if needed). However, there is still significant risk involved in any debt instruments, especially when those short-term debts exceed company's liquid assets. There can be no guarantee that company will be able to settle such liabilities without default.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

- Jonathan Fuller, 72.0% ownership, Class A Units

### Classes of securities

- Class B Units: 236

There are a total of 235.7754 Class B Units currently outstanding. The above number is being rounded automatically by the platform.

## Voting Rights

The holders of Class A Units of the Company are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Units of the Company are not entitled to vote on any matter except as required under applicable law.

## Annual Distributions

Subject to the provisions set forth in the Company's A&R Operating Agreement dated August 17, 2018, holders of Class B Units are entitled to receive annual distributions according to the Priority of Distributions (Section 7.2 of the A&R Operating Agreement). Distributions are granted at the sole discretion of the CEO based on net income and available cash with respect to company reserve requirements, working capital requirements, and tax liabilities. The payment of distributions will be a business decision to be made by the CEO based upon the results of our operations and our financial condition and any other factors that our managing officers consider relevant. Payment of distributions on any class of unit may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

## Priority of Distributions

As set forth in the Company's A&R Operating Agreement, the priority of distributions for Class A and Class B Members are as follows:

 (a) *Return of Capital*: First, pro rata to the Class B Members, until the Class B Unreturned Capital Value has been reduced to zero;
 (b) *Preferred Return*: Second, pro rata to the Class B Members, until the Class B Unpaid Preferred Return has been reduced to zero;
 (c) *Catch-up*: Third, pro rata to the Class A Members , until Distributions under this Section 7.2(c) equal 25% of the aggregate Distributions made pursuant to Section 7.2(b) and this Section 7.2(c); and
 (d) *75/25 Split*: Thereafter, as follows:
    (i) 25% to the Class A Members, pro rata in proportion to their holdings of all Class A Units; and
    (ii) 75% to the Class B Members, pro rata in proportion to their holdings of all Class B Units.

## Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of any class of units are entitled to distributions according to the following Distribution of Proceeds:

The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:
  (i) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);
  (ii) Second, to the establishment of and additions to reserves that are determined by the Chief Executive Officer in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and
  (iii) Third, to the Members (of Class A and Class B Units) in the same manner as Distributions are made under Section 7.2 (Priority of Distributions in the A&R Operating Agreement).


## Redemption Rights

Subject to the provisions of Article 10 in the Company's A&R Operating Agreement, for each Fiscal Year, the Company shall offer a limited redemption right to holders of Class B Units. For a period of thirty (30) days following the end of each Fiscal Year, each Class B Member may tender to the Company for redemption all or any portion of his/her Class B Units. The consideration to be paid by the Company for any Tendered Class B Units shall be:

  (i) for any Unit acquired by the Tendering Member less than three years prior to the final day of the relevant Fiscal Year, an amount equal to the Class B Unreturned Capital Value; and

  (ii) for any Unit acquired by the Tendering Member three years or more prior to the final day of the relevant Fiscal Year, the Fair Market Value of such Unit, as of the close of business on the final day of such Fiscal Year (the "Redemption Purchase Price").

The Company's obligation to purchase Tendered Class B Units from any Tendering Member pursuant to the Redemption Right is subject to a determination by the Chief Executive Officer that the Company holds Available Cash from the relevant Fiscal Year.


## Tax Returns

As soon as reasonably possible after the end of each Fiscal Year, the Chief Executive Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

- Class A Units: 3,500

**Voting Rights**

The holders of Class A Units of the Company are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Units of the Company are not entitled to vote on any matter except as required under applicable law.

**Annual Distributions**

Subject to the provisions set forth in the Company's A&R Operating Agreement dated August 17, 2018, holders of Class A Units are entitled to receive annual distributions according to the Priority of Distributions (Section 7.2 of the A&R Operating Agreement). Distributions are granted at the sole discretion of the CEO based on net income and available cash with respect to company reserve requirements, working capital requirements, and tax liabilities. The payment of distributions will be a business decision to be made by the CEO based upon the results of our operations and our financial condition and any other factors that our managing officers consider relevant. Payment of distributions on any class of unit may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

**Priority of Distributions**

As set forth in the Company's A&R Operating Agreement, the priority of distributions for Class A and Class B Members are as follows:

  (a) *Return of Capital*: First, pro rata to the Class B Members, until the Class B Unreturned Capital Value has been reduced to zero;
  (b) *Preferred Return*: Second, pro rata to the Class B Members, until the Class B Unpaid Preferred Return has been reduced to zero;
  (c) *Catch-up*: Third, pro rata to the Class A Members , until Distributions under this Section 7.2(c) equal 25% of the aggregate Distributions made pursuant to Section 7.2(b) and this Section 7.2(c); and
  (d) *75/25 Split*: Thereafter, as follows:
    (i) 25% to the Class A Members, pro rata in proportion to their holdings of all Class A Units; and
    (ii) 75% to the Class B Members, pro rata in proportion to their holdings of all Class B Units.

### Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of any class of units are entitled to distributions according to the following Distribution of Proceeds:

The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:
  (i) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);
  (ii) Second, to the establishment of and additions to reserves that are determined by the Chief Executive Officer in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and
  (iii) Third, to the Members (of Class A and Class B Units) in the same manner as Distributions are made under Section 7.2 (Priority of Distributions in the A&R Operating Agreement).

### Redemption Rights

Subject to the provisions of Article 10 in the Company's A&R Operating Agreement, for each Fiscal Year, the Company shall offer a limited redemption right only to holders of Class B Units.  Class A Members do not possess any right to redemption and understand that their capital investment is considered part of Company's working capital and/or startup costs.

### Tax Returns

As soon as reasonably possible after the end of each Fiscal Year, the Chief Executive Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

- Convertible Note: 0

### Material Terms of Existing Convertible Note

The Company currently has a Convertible Note between Fuller Real Estate Solutions LLC and it's CEO and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019.

At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price (with no discount or valuation cap applied). On the contrary, Company may elect, at any point, to repay the note (in full or in part) in cash prior to any maturity day or conversion trigger event.

Conversion Trigger: Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company will convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current Class B Unit price.

This note may be resolved, with or without payment to include full or partial repayment, at the written agreement between both parties.

## What it means to be a Minority Holder

As a minority holder of Class B Units (with no voting rights), you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

## Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of Class B Units in the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising equity options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer distributions and assumes no increase or only marginal increases in company revenues and profits based on additional capital raised)

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company.

Dilution can make significant changes to the value of each unit, ownership percentage, and earnings per share and may affect amounts of any potential distribution to investors.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

**Financial Statements**

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

**Financial Condition**

**Results of Operation**

As of the financial review, the Company has begun to generate some rental revenue from its existing properties under ownership and management.  Total scheduled rent amounts exceed total scheduled mortgage payments.

In future operations, for every $25,000 raised, the Company aims to generate *$1,000 or more in recurring monthly revenue streams through the purchase and management of residential or commercial rental property. This is based on the following assumptions:

1) An estimated use of 60-70% gross capital-raise amount towards real estate, 2) Target properties maintaining monthly rent projections of 1.25% or more of purchase price, 3) Company leveraging up to 80% of additional funds through conventional or private lending sources.

In order to generate a target revenue of $1,000 in rental income, the Company projects it will spend approximately $80,000 in property/asset acquisition, per rental unit.  Through outside funding, the Company may finance approximately 80% of the asset-acquisition costs, leading to a monthly loan cost of approximately $420-575 (varies greatly by interest rate/terms).  Additional expenses will vary per property, but the Company assumes an average of 4% (of property value) in taxes, maintenance, and other property-specific expenses per year.

Based on these projections, the company aims to net approximately $175 - $315 per month. If this target is reached, the company may expect annual returns on a $25,000 investment to range between *8.4% - 15.1% (based on property-specific revenue and expenses)

*Please remember these figures are based entirely on assumptions and projections. Actual results may vary greatly depending on the company's ability to match its expectations and depending on varying market conditions, property expenses, and tax rates.

Additional quarterly revenue may be realized through the purchase, renovation, and resell of real estate in addition to wholesaling property and brokering private money loans. The results of these additional services vary greatly per transaction.

Some company operations (such as wholesaling and brokering private loans) can be completed with minimal use of capital required. The bulk of capital raised will be used for the acquisition, rehab, and management of additional assets under company ownership.

**Financial Milestones**

The company is investing for continued growth of its assets and the brand, and as such is currently generating net income losses.

Within three (3) months of operation, the Company already acquired three separate rental properties (SFR) with tenants lined up

*Future Milestones and what they mean for the company:

 1) Raise $50,000 through Reg CF campaign - At this stage, the Company could pay off two (2) of its existing promissory notes to Boomerang Capital.  Additionally, the excess capital would allow the Company to leverage its funds in order to acquire more real estate (through the likely use of outside lending options)

 2) Raise $90,000 through Reg CF campaign - At this stage, the Company would likely elect to increase its maximum offering in order to take advantage of the $1,070,000 annual cap, spending the necessary funds on accounting and legal counsel as well as additional marketing of the company and the funding opportunity.

 3) Acquire $1,000,000 in real estate assets - Reaching this milestone will be a turning point for the Company, signaling its proven ability to acquire and manage real estate in various capacities.  At this point, the Company will review additional financing options to determine the viability of two future avenues of growth: acquiring and managing commercial and luxury properties and/or developing net-zero homes and offices to increase sustainability through real estate.

*These are based on the assumption that the Company can reach said milestones.

Results of these operations and milestones may vary based on then-current conditions.

## Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Under current market conditions and company strategy, Company expects to be operating at a profit by the end of fiscal year 2018. However, size of net profit and overall yearly income may not lead to an initial distribution until after fiscal year 2019, based on Company operations and reserve requirements, debt and tax liabilities, and any other relevant information that the CEO may consider.

Due to the nature of real estate, company assets are not generally considered liquid. In effect, company will maintain a minimum cash reserve for working capital to maintain uninterrupted operations.

Company does not require additional contributions from Members or Managers and its continued growth and success are partially reliant on the investments levied through annual CF campaigns and recurring revenue streams generated by company assets.

## Indebtedness

The Company is currently under the obligation of four (4) debt instruments, outlined below: 1) Three (3) Short-term Acquisition Loans with Boomerang Finance LLC. With all of these notes, the Company maintains a right to extend the maturity date in 3-month increments at a cost of one (1) point. a. The company has an outstanding promissory note for $11,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018. b. The company has an outstanding promissory note for $15,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018. c. The company has an outstanding promissory note for $85,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 28, 2018. 2) Long-term Convertible Note between Fuller Real Estate Solutions LLC and it's CEO and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price. This note may be resolved, with or without payment to include full or partial repayment, at the written agreement between both parties.

## Recent offerings of securities

None

## Valuation

$373,577.54

The price of Class B Units reflects the opinion of the Company as to what would be fair market value. Any future valuations or computations of fair market value may be done by the Chief Executive Office, with or without the aid from a 3rd-party company or individual. Any valuation of the company has been conducted in-house based on the following information: 1) The company's founder and the team are utilizing a unique blend of operating strategies, existing manufacturing methods, and new technology to create a diverse blend of services not currently offered under the same roof at competing companies. 2) The Company brings a diverse and experienced management team with expertise in real estate, asset management, and company strategy. 3). The company has a highly scalable business model, with plans to train regional teams based on proven systems. 4) The real estate marketplace is currently strong but lacks innovation, something the Company hopes to change through its planned investment platform and net-zero (energy efficient) developments. 5) The Company has strategic partnerships in place with seasoned companies in the real estate development and innovation spaces. 6) The initial value of similar companies in startup stages, according to Equidam, averages above $400,000. The current pre-money valuation of Fuller Real Estate Solutions = Current Value of Outstanding Units Class A Units: 3,500 units at $100 each = $350,000 Class B Units: 235.7743 units at $100 each (in accordance with the terms of this offering) = $23,577.43 This valuation methodology has not been adjusted for the 75/25 distribution amongst classes as designated by the Operating Agreement. See Exhibit F to the Offering Document for details. The company's valuation does not include any current or previous performance/operating history.

## USE OF PROCEEDS

|  | Offering Amount Sold | Offering Amount Sold |
|---|---|---|
| Total Proceeds: | $10,000 | $107,000 |
| Less: Offering Expenses | $845 | $845 |
| StartEngine Fees (6% total fee) | $600 | $6,420 |

| | | |
|---|---|---|
| **Net Proceeds** | $8,555 | $99,735 |
| **Use of Net Proceeds:** | | |
| R& D & Production | $0 | $2,000 |
| Marketing | $1,000 | $5,000 |
| Working Capital | $0 | $21,735 |
| Debt Payoff | $7,555 | $26,000 |
| Real Estate Acquisitions | $0 | $45,000 |
| **Total Use of Net Proceeds** | $10,000 | $107,000 |

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a base fee of 6% (some exceptions apply) on all funds raised. Barring such exceptions, we will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. Additional offering expenses include attorney fees paid to company's legal consultant.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the capital we intend to spend (or already have spent) on real estate acquisitions in 2018-2019. Specifically, we hope to invest in 1-4 unit multi-family rental properties in addition to some residential rehab units. Further, company intends to launch marketing campaigns to further raise funds, targeting digital and social media marketing, making improvements to our website, and exploring direct outreach initiatives. Finally, company intends to use funds to help establish its own funding platform to enhance investor experience while reducing per-capita costs of future funding campaigns.

If the company only raises about $30,000 or less, most funds realized by the Company will be used for two purposes: to pay off some current liabilities to reduce risk and increase cash flow and to focus marketing efforts in order to raise more funds in any future funding rounds.

If company raises its maximum offering amount of $107,000, it intends to use proceeds as referenced in the chart above. Further details regarding these uses of proceeds are as follows:

Offering Expenses - These expenses cover any 3rd-party consulting fees the Company will likely incur (legal and/or accounting fees)

StartEngine Fees - This figure based upon the 6% standard fee that the Company has agreed to pay StartEngine Capital, barring any exceptional circumstances.

R&D and Production - Company does not manufacture or otherwise produce any products. As such, any monies spent in this category will be for the purpose of market research and analytics to help managers operate the company effectively and efficiently in an ever-changing market.

Marketing - Company has two main areas of marketing planned. First, it will utilize direct outreach and social media campaigns in order to target property owners, as well as other wholesalers and real estate investors, with the intent to find more off-market and below-market-value properties to help ensure strong ROI potential. Second, the Company will develop and print marketing materials (business cards, flyers, brochures, etc.) and will launch social media ad campaigns in order to advertise our funding round as outlined in Regulation Crowdfunding guidelines.

Working Capital - The company will maintain capital in its operating and savings accounts in order to pay for monthly, recurring expenses (such as loan interest, salaries, property taxes, etc.) in addition to any non-recurring expenses (such as property maintenance/repairs, application fees, credit checks, etc.).

Debt Payoff - Company intends to pay off at least $26,000 of its outstanding loan balance (short-term liabilities) as quickly as possible in order to optimize the cash-flow performance of current real estate assets.

Real Estate Acquisitions - The company will use approximately $45,000 (or 42% of the total raise) in order to purchase more real estate, focusing on cash-flowing rental units and high-yield residential fix'n'flip properties. At an average leverage ratio of 80%, company may acquire an additional $225,000 in property with a maximum capital raise (or 210% of the total raise).

Due to the nature of real estate and IULs, company's asset acquisition plan will take time. The CEO and CIO will corroborate to determine the best strategy (timing and dollar amount) to implement in regards to capital used for real estate and IUL accounts.

The identified uses of proceeds are subject to change at any time at the sole discretion of the executive officers and directors based on the ongoing business needs of the Company. The described uses herein are for planning purposes only and are based on current Company needs and current market conditions, which are always evolving.

*Irregular Use of Proceeds*

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to company owners; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

### Compliance failure

The company has not previously failed to comply with Regulation CF.

### Annual Report

The company will make annual reports available on its website. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year. These reports may be viewed online at www.fullerres.com/annual-reports.html

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fuller Real Estate Solutions LLC

*[See attached]*

I, Jonathan Fuller, the Chief Executive Officer of Fuller Real Estate Solutions LLC, hereby certify that the financial statements of Fuller Real Estate Solutions LLC and notes thereto for the period beginning 09 Jan 2018 and ending 30 June 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Fuller Real Estate Solutions LLC was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 8th of June, 2018.



_____ (Signature)

Chief Executive Officer          (Title)
08 June 2018                     
                                 (Date)

**FULLER REAL ESTATE SOLUTIONS
LLC**

**FINANCIAL STATEMENTS
(UNAUDITED)
FROM INCEPTION
AS OF AND FOR THE PERIOD
JANUARY 9 THROUGH JUNE 30, 2018**

**FULLER REAL ESTATE SOLUTIONS LLC**
**Index to Financial Statements**
**(unaudited)**
**Since Inception**

# Fuller Real Estate Solutions, LLC
## Balance Sheet
### For the period January 9 through June 30, 2018
(unaudited)

| | Total |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Operating | 4,701.97 |
| Savings | 3,025.65 |
| **Total Bank Accounts** | $ 7,727.62 |
| **Total Current Assets** | $ 7,727.62 |
| **Fixed Assets** | |
| Buildings | 120,759.16 |
| Land | 21,260.07 |
| **Total Fixed Assets** | $ 142,019.23 |
| **Other Assets** | |
| Loan Costs | 2,082.40 |
| **Total Other Assets** | $ 2,082.40 |
| **TOTAL ASSETS** | $ 151,829.25 |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Other Current Liabilities** | |
| Short-Term Acquisition Loans | 111,000.00 |
| **Total Other Current Liabilities** | $ 111,000.00 |
| **Total Current Liabilities** | $ 111,000.00 |
| **Long-Term Liabilities** | |
| Long-term debt | 34,450.00 |
| **Total Long-Term Liabilities** | $ 34,450.00 |
| **Total Liabilities** | $ 145,450.00 |
| **Equity** | |
| Member's Investments | 23,557.54 |
| **Retained Earnings** | |
| Net Income | -17,178.29 |
| **Total Equity** | $ 6,379.25 |
| **TOTAL LIABILITIES AND EQUITY** | $ 151,829.25 |

# Fuller Real Estate Solutions, LLC
## Statement of Operations
### For the period January 9 through June 30, 2018
(unaudited)

|  |  | Total |
|---|---|---|
| **Income** |  |  |
| Gross Rental Income |  | 3,130.00 |
| Interest Income |  | 45.30 |
| Sales of Product Income |  | 100.00 |
| **Total Income** | $ | **3,275.30** |
| **Gross Profit** | $ | **3,275.30** |
| **Expenses** |  |  |
| Accounting |  | 347.58 |
| Advertising & Marketing |  | 641.55 |
| Bank Charges & Fees |  | 126.95 |
| Contractors |  | 1,000.00 |
| Dues and subscriptions |  | 19.95 |
| Education and training |  | 6.99 |
| Interest Paid |  | 214.00 |
| Internet |  | 100.00 |
| Job Supplies |  | 113.10 |
| Legal & Professional Services |  | 2,672.80 |
| lodging |  | 238.88 |
| Mortgage interest |  | 2,219.90 |
| Office supplies |  | 121.62 |
| Office Supplies & Software |  | 180.00 |
| Salaries and wages |  | 1,000.00 |
| Travel |  | 692.73 |
| Utilities |  |  |
| HOA |  | 150.00 |
| **Total Utilities** | $ | **150.00** |
| **Total Expenses** | $ | **9,846.05** |
| **Net Operating Income** | $ | **-6,570.75** |
| **Other Expenses** |  |  |
| Other expenses |  | 9,707.54 |
| **Total Other Expenses** | $ | **9,707.54** |
| **Net Other Income** | $ | **-9,707.54** |
| **Net Income** | $ | **-16,278.29** |

# Fuller Real Estate Solutions, LLC
## Statement of Cash Flows
**For the period January 9 through June 30, 2018**
(unaudited)

| | Total |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -17,178.29 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Short-Term Acquisition Loan | 111,000.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 111,000.00 |
| Net cash provided by operating activities | $ 93,821.71 |
| **INVESTING ACTIVITIES** | |
| Buildings | -120,759.16 |
| Land | -21,260.07 |
| Loan Costs | -2,082.40 |
| Net cash provided by investing activities | -$ 144,101.63 |
| **FINANCING ACTIVITIES** | |
| Long-term debt | 34,450.00 |
| Owner's Investment | 23,557.54 |
| Owners' Equity | 400.00 |
| Net cash provided by financing activities | $ 58,407.54 |
| Net cash increase for period | $ 8,127.62 |
| Cash at end of period | $ 8,127.62 |

## NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Fuller Real Estate Solutions, LLC (the Company), is a real estate investment and management company with a focus on residential, multi-family, and commercial rental properties. The company has entered into strategic partnerships in order to begin building and renovating homes with conservation in mind, striving to develop net-zero energy properties and include green initiatives in its real estate portfolio. The Company plans to file under Regulation CrowdFunding with the ability to raise capital through private investors in order to facilitate the Company's growth and operations. The Company is a limited liability company registered in the State of Delaware as of January 9, 2018.

These are financial statements for the first two (2) quarters of operation and include startup and organizational costs incurred by the founder. As of the date of these financial statements, the Company has commenced principal operations in order to satisfy all legal and regulatory obligations in order to solicit investor funding.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
These financial statements have been prepared to present balances and transactions as incurred and represented by the CEO and do not include any representation or audit by a 3rd-party accountant. The financial statements of the Company have been prepared to be in accordance with generally accepted accounting principles in the United States of America.

*Cash and Cash Equivalents*
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. All depository accounts of the Company are with institutions insured by the Federal Deposit Insurance Corporation (FDIC). At times during the year, the Company may maintain balances in banks which exceed the federally insured limits. The Company minimizes this risk by periodically evaluating the stability of the financial institutions.

*Property, Plant, and Equipment*
Property, plant, and equipment consisting of land and buildings are stated at cost at the date of acquisition. Depreciation expenses are recorded using the straight-line method over the estimated useful lives of the assets, which is estimated to be 27.5 years for residential investment properties and 39 years for commercial investment properties.

*Income Taxes*
The Company is a Delaware limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

*Advertising Expenses*
The Company expenses advertising and marketing costs as incurred and expects these expenses to rise above normal during the initial phases of its Crowdfunding campaign.

*Use of Estimates*
The financial statements prepared and presented herein do not include estimates or projections. However, in the event that the Company prepares and presents to investors any proforma financial statements, in conformity with accounting principles generally accepted in the United States of America, management may be required to make estimates and assumptions that affect the reported amounts of assets and liabilities

and disclosure of contingent assets and liabilities at the date of the proforma financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

*Revenue Recognition*
Based on current operational focus, the Company expects initial revenues through the following use of its services:

1) Rental Income – for all properties that the Company elects to buy and hold as cash-flow units, Company will collect monthly rent income from tenants in accordance with individual lease agreements and terms set forth per property/unit.
2) Property Management – The company will charge 6-10% (of monthly gross rental income) in fees to the property owner for management services. The charge varies based on extent of services provided, which may include tenant placement, rent collection, maintenance requests, financial reports, etc.
3) Assignment Fees – for any contract entered into by Fuller Real Estate Solutions LLC to purchase an investment property, the Company may elect to assign its interest in the property to another entity or individual, during which an assignment fee (also called a wholesale fee) will be charged. This fee may be in the form of a flat fee (varying per contract) or a profit-split agreement with the other involved party.
4) Property Sales – for all properties that the Company elects to buy and renovate in order to resell to an end buyer, upon completion of all rehab work, the company will list for sale with its selected brokerage the property. Gross profits will be realized after closing and recordation of the sale, at which point the Company will consider current and future tax liabilities that may result.

The Company will recognize revenues from when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The Company is currently under the obligation of four (4) debt instruments, outlined below:

1) Three (3) Short-term Acquisition Loans with Boomerang Finance LLC. With all of these notes, the Company maintains a right to extend the maturity date in 3-month increments at a cost of one (1) point.
    a. The company has an outstanding promissory note for $11,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018.
    b. The company has an outstanding promissory note for $15,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 22, 2018.
    c. The company has an outstanding promissory note for $85,000 which bears interest of 12% per year, interest-only payments made monthly, with the balance due at maturity on September 28, 2018.
2) Long-term Convertible Note between Fuller Real Estate Solutions LLC and it's CEO and Class A Member Jonathan Fuller (a related-party transaction). The note is for $34,450 which bears zero (0) interest, no monthly payments required, with the balance due at or before maturity on December 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert

the outstanding debt into Class B units at the then-current unit price. Should the Company be unable to pay the note (or any portion of the note) in cash and if Jonathan Fuller does not previously elect to convert the debt into Class B Units, Company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price. This note may be resolved, with or without payment to include full or partial repayment, at the written agreement between both parties.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – MEMBERS' EQUITY

*LLC Units*
As per the Company's A&R Operating Agreement, Fuller Real Estate Solutions LLC has authorized the issuance of Class A Units and Class B Units. The Managing Members set the par value per individual Class A Unit at $100 and the par value per individual Class B Unit at $100. For purposes of its initial funding round(s), the Company is authorized to issue up to 10,700 Class B Units. There currently is a total of 100 Class A Units issued and 235.8 Class B Units issued (as described in the Member's Schedule).

Class B Units are restricted shares and its holders are non-voting members of the Company. Class B Units are not sold in a public market; a Member's only exit may be redemption and redemption price cannot be guaranteed to be equal to or greater than the initial amount paid per unit.

The Class A Members of the Company have at their discretion established a waterfall distribution model as a visual aid representing future potential distributions to Members (a model which may be requested by any Member at any time). All distributions will be made in accordance with the Priority of Distributions outlined in the Company's A&R Operating Agreement. Any amounts or values shown in the waterfall distribution model are purely for informational purposes only and do not represent actual disbursement amounts, since the Company cannot predict or guarantee its future profits or its ability to distribute funds to investors on any basis.

The Company may, at any point with the approval of a majority of Class A Members, issue additional LLC Units, whether Class A or Class B or a new class altogether, to the extent applicable under state and federal laws.

## NOTE 6 – RELATED PARTY TRANSACTIONS

As outlined in Note 3 – Debt, the Company has completed a Related-Party Transaction with one of the Class A Members. This transaction consists of a Convertible Note entered into with Class A unitholder and CEO Jonathan Fuller. The total amount of this note is $34,450 and does not bear any interest. The note is payable on or before Dec 31, 2019. At any point prior to its maturity, Jonathan Fuller may elect to convert the outstanding debt into Class B units at the then-current unit price. Should company be unable to pay the note (or any portion of the note) in cash return and if Jonathan Fuller does not previously convert the debt into units, company may elect to convert the debt into Class B Units no later than Dec 20, 2019 at its sole discretion and at the then-current unit price.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2018.  There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*



Fuller Real Estate Solutions is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

# Fuller Real Estate Solutions

Positive Impacts through Real Estate

Small OPO · Washington, DC · Real Estate · US Investors Only

Overview   Team   Terms   Updates   Comments   Share

## We do the work. You reap the rewards. Everyone benefits.

### Invest in Fuller Real Estate Solutions LLC



**Are you tired of navigating the rough waters of real estate?** Tired of needing a different company for every single aspect of it? You need a brokerage to buy or sell a home; you need a private lender to acquire rehab properties; you need a management company for rental properties; you need a REIT or similar firm to passively invest your money; and who do you talk to about 'green' homes and net-zero properties?! The list goes on!

**Enter, Fuller Real Estate Solutions.**

Now, you can come to one company to satisfy all of your real estate needs! We are building a company that can do it all. Currently, we already have the ability to buy/renovate/sell, manage rental properties, and complete retail real estate transactions (currently in Maryland, where the company CEO is a licensed agent). We also will partner with Fuller Funding LLC (a company owned and operated by FullerRES' CEO) which exists as a private-money lender and broker for real estate investors.



RENT
SALE

In addition, **you don't need to be a millionaire to benefit from real estate investing**, nor do you need the time or understanding to go at it alone. We are creating a system to allow **everyone** to benefit from the **historical strength and long-term stability of real estate**, whether you are buying, selling, renovating, or simply looking for a smart way to invest your money. Currently in the idea-development stage, we have an experienced web developer as well as the codebase required to develop our own platform for investment management and CRM. One key differentiator is that we plan on using this platform to allow **monthly, automatic contributions into a real-estate based portfolio, even small amounts**. This may use automatic ACH debits and/or may utilize an automated process to round up all debit card purchases to the nearest dollar in order to regularly invest more money without an investor ever needing to worry about funding his/her account. **Whether you have $100 to invest in real estate or $100,000 to invest in real estate, you should not be dismissed.**



By investing with us, you will **gain immediate access to our current and future portfolio** (which currently consists of three single-family residences, all currently rented and being managed in-house). This means the right to receive **annual distributions** based on total available cash at the end of each year (please remember the availability of cash for distributions depends on our company's profitability for that year, among other factors, so it cannot be guaranteed).

In addition, **your investment may grow in value if our properties appreciate in value**.

Investing in Real Estate should benefit everyone. Help us realize the goal to allow any person to invest in real estate while knowing that their dollars are being spent in meaningful areas focused on a positive net impact for the world.

However, you aren't only investing for yourself. We believe you are investing for everyone, even our planet. **We believe in making the world a better place**, for today and tomorrow. By partnering with select companies, we will help mitigate the carbon footprints left by our houses, old and new. This may include paperless workspaces and transactions, renovations using energy-efficient materials, as well as a patented building process (for new construction) to create **net-zero homes** in the future (agreements in place with a company using existing, patented and proven construction technologies in addition to agreements with renewable energy and battery storage companies). We believe there is no reason a company cannot be **more profitable than ever using the latest technology to avoid additional negative environmental impacts.**



We are here to help the world **invest smarter and live better**. Be a part of it**. Invest now!**

- Jonathan Fuller | Founder and CEO

---

## The Offering

**Investment Opportunity**

**$100 per Class B Unit** | When you invest you are betting the company's future equity value will exceed $480K.



This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

---

*"Real estate cannot be lost or stolen, nor can it be carried away. Purchased with common sense... and managed with reasonable care,*

*it is about the safest investment in the world."*

- Franklin D. Roosevelt, former U.S. President

## What happens to my money?

Investing in a startup **does not come without its risks**. Especially if you don't have a clear understanding of what that startup is doing with your money. So, let us explain.



1) You invest **$100 (the minimum investment amount)** in Fuller Real Estate Solutions (let's calls us FullerRES, for short). A group of other savvy investors follows suit.
2) After the Offering minimum $10,000 has been raised, FullerRES may conduct a **rolling close** in order to pull funds out of StartEngine.
3) Based on our current portfolio, current market conditions, and current and projected working capital, our CIO will make the determination to leverage **some capital in up to three (3) different Indexed Universal Life Insurance policies (IULs)**.
4) The CEO and COO are constantly monitoring the market and analyzing potential deals. Once a target property is selected and placed under contract, FullerRES may leverage its IULs and withdraw any necessary cash to **purchase the real estate**.
5) FullerRES will purchase the target property(ies) and **execute its plan** of attack (see details of our various Attack Plans in the next section)
6) FullerRES will **manage all aspects of the property**. The COO will manage tenant relations and property management and the Director of Project Management will take care of repairs and renovations.
7) At the end of each calendar year (also our fiscal year), the CEO will work with a 3rd-party accountant to **produce financial reports and determine tax liabilities**.
8) Based on net available cash at the end of the year, the CEO may **begin annual disbursements** (in Q1 the following year, if available) as outlined in the A&R Operating Agreement.
9) FullerRES **continues raising capital, acquiring/renovating/managing properties, and striving to change the world for the better**.



Fuller Real Estate Solutions
(A Real Estate Investment Company)
Invest $100
$10k
start engine
FullerRES
Real Estate
Bank
Operating Account
I.U.L

FOR RENT

**FullerRES Attack Plans**

- **Buy, Rent** - turnkey rentals, often with tenant in-place
- **Buy, Flip, Hold** - rehab properties suited for rentals
- **Buy, Flip, Sell** - rehab properties suited for resale
- **Buy, Assign** - properties suited for wholesaling
- **Mortgage/Deed of Trust** - partner with Fuller Lending LLC to lend money with real property as collateral
- **Net-Zero Development** - partner with Net Zero Developers to create net-zero energy homes and offices

**We focus on cash-flow.** This means that a majority of properties will be targeted based on their potential to generate monthly cash flow for the company (residential and commercial rental units). These properties are meant to generate solid cash-on-cash returns with mitigated risk. However, we also aim to fix'n'flip numerous properties throughout the year, hoping to increase home efficiency and company profits simultaneously. Wholesaling will be done when a great deal cannot be passed up, but the company feels it cannot or should not handle it in-house. Wholesaling takes up our time, but often does not directly risk capital. Finally, some projects will be best suited for a more hands-off approach, in which case FullerRES may partner with Fuller Funding LLC (in a related party transaction) in order to lend money to investors on a short-term basis, taking only 1st position liens or equity partnerships, or brokering loans through other private lenders. [Fuller Funding LLC is owned and operated by Jonathan Fuller, the CEO of Fuller Real Estate Solutions LLC, and was created to act in partnership with FullerRES on financial transactions in order to help spread liability]



---

## Our Future Growth



We are a small company. And we're okay with that... for now. We understand that growth and expansion must be done carefully and in calculated steps. That is why we have outlined what we believe to be a clear and attainable progression to ensure we succeed. Check out the planned stages below.

Stage 1 (0-12 months): Company to officially launch and acquire initial properties. Establish crowdfunding campaign to raise



capital for full operations. Enhance our systems (of property management, project management/renovation, and decreasing environmental impacts) to generate strong revenue streams. Complete 1-2 residential fix'n'flip projects to enhance overall ROI and cash flow.

Stage 2 (12-30 months): Continue annual crowdfunding campaigns to increase working capital. Complete development of company-branded application for enhanced investment management and CRM. Expand property management services to include some apartment buildings (5-12 units) and small commercial buildings (office and industrial spaces). Establish and train regional rehab teams in order to complete 2-3 fix'n'flip projects per quarter. Build our first net-zero property.

Stage 3 (30-60 months): Continue annual crowdfunding campaigns. Possible sale of some initial property acquisitions to enhance leverage and positioning. Expand focus to higher-end markets: luxury residential rental properties, vacation homes, and larger commercial units (>$1 million). Establish a national network to help place those in need in suitable communities. Work with growing, national team to increase the development of net-zero homes and offices.

*These stages are meant for planning purposes only and do not guarantee any direct path the company will take. The Officers may change the strategy at any time based on market conditions and company needs.



## Why Not Just Invest in a Standard REIT?

You may have noticed that our offering appears similar to what you may find in a Real Estate Investment Trust. You may then ponder the question- Why invest in a startup when I can go find an established REIT instead, especially when they outperform treasury yields (albeit slightly, see graph)?

**We knew you were smart** and anticipated this concern. In fact, we thought the same thing when developing the business concept. However, **we couldn't help but feel there was a better way** (for investors). **We wanted more for our money and we bet you do, too**. That's why we are different.

Typically, REITs exist for a sole purpose: raise money to buy passive real estate investments, distribute net proceeds to investors.

We exist for many different reasons but aim to yield similar (or better) results for investors. Some things we do our own way include:

1) **We exist to make the world a better place**, not just to earn an extra buck along the way (but we believe there is no reason we can't do both).

2) We will manage most properties in-house. This means less expenses per property (no 3rd-party management fees, which average 6-8% according to Zillow).

3) We are not a fund, and therefore **do not charge any fees on investor capital** (this can reach as high as 15% of share price on non-traded REITs and over 7% of offering proceeds on traded REITs)

4) We aim to distribute the most cash to investors, **targeting 10% or more in average cash returns per year**, in the long-term (**\*please note this is not a guarantee of performance or of any future return on your investment, simply a company goal**).

5) We allow **investors to share in potential profits of sold properties,** per our A&R Operating Agreement.

6) We **set aside 7% of annual profits for charitable purposes**.

7) We believe in **sustainability**, renovating homes with conservation and efficiency in mind and avoiding the use of paper materials whenever possible. **Net-zero development** is a future goal.

8) **We want to fight homelessness, unemployment, and underemployment**. As we grow, we will seek opportunities to provide work to those in need, partnering within our communities to provide housing and work to get people back on their feet.

With us, we believe you are **investing in a better world**.







## Why Focus on Real Estate?





Like any investment, this does not come without its risks. There is always the chance that you may lose the entire amount of capital you invest.

However, we do think your money can be used in a way that **capitalizes on high returns without subjecting it to unnecessarily high risk (based on management's analyses)**.

**Wait a minute... the housing market already crashed before, so why invest in a real estate company now?** This is a fair concern, but you need to know a few things about that.

1) For the right player, there is money to be made in real estate. Just like the stock market, one can make money in a down market, not just when things are going well. In fact, take a look at this graph depicting the average yield among REITs. Notice anything strange about the timing of the highest yield? Yep, the up-tick started just as the housing crash was in full downward swing. Even looking at longer-term data (2000-2011), real estate average returns far surpassed other investment choices. We hope to capitalize on similar results.

We conduct our own market research but also study the opinions of other experts in the field to help identify what is likely going to happen in the market.

2) We have put a few safe-guards in place we believe will **help mitigate the risk** of loss in down markets. First, we focus a large amount of energy on creating diversity in rental properties. Assuming paying tenants are in place, this ensures that, **even if the property values decline, we can still generate monthly revenues**. Second, we plan to leverage company IULs to create an **additional means of building value**.

## What Makes Our Team Special

We may be a unique company, but we didn't get that way by chance. Because we, as individuals, are unique as well. We would not advertise this as a company run by your average men or women.

This is a company **founded by a Marine**.  This is a company employing a CEO who had **his first six-figure property flip at the age of 26**.  This is a company employing a CIO who started earning six-figures by his early 20s by being so **successful in helping others invest and plan for retirement**.  This is a company employing a COO who helped **start and run a business and manage sales teams in his teens**.  This is a company employing a Director of PM who **bought and renovated his own home, with his own hands** (not to mention creating almost $100k in equity while at it).

This is a team whose relationships extend back over a decade.  A team who believes that the **work they do can positively impact** not only people's **bottom lines**, but their **well-being** and the **long-term health of the planet**.  We believe this is **a team that wins**.

## Invest in Fuller Real Estate Solutions Today!

If you have read this far, you are probably someone who wants to **invest** their money. However, you want to **be smart about it**. You want to put your money with a company whose managers will treat it as if it were their own money.  You want to ensure the company employing your dollars makes decisions that it truly believes will help repay and **build upon those dollars as efficiently as possible**, without harming others along the way.

There is a reason that **officers and owners of FullerRES are also capital partners**.  We put ourselves in the exact position that we expect our investors to put themselves.  This adds additional layers of accountability - when we use company funds, we aren't just using the capital raised through outside investors; we're using our own hard-earned money as well.  That's because we truly believe in our abilities to create success and wealth through this company.  After all, **if we didn't believe in ourselves enough to take a financial risk, how could we expect you to do the same**?

**Invest Now**.



"Repeat after me: real estate provides the highest returns, the greatest values, and the least risk."

- Armstrong Williams, Entreprenuer

---



**Company Concept Takes Root**

During a road trip with his wife, Jonathan had an idea. After gauging feasibility with other team members, the next 7 months were spent researching and planning

*June 2017*

*January 2018*



**Fuller Real Estate Solutions, LLC**

After 4 months of legal counsel, the company is formed as a Delaware LLC. The team is ready to move forward.



**First Properties Acquired**

In March, the company closed on its first three properties, all single-family rental homes with tenants in place.

*March 2018*

*August 2018*



**Launched on StartEngine**

Now YOU can own a part of our company! Invest Today!



**Initial Target Raise**

Company aims to raise its first $107,000 before the end of 2018. (ANTICIPATED)

*Aug-Dec 2018*

*2019*



**CF Portal and Giving Back**

Creation of company's own registered CF portal with enhanced investor tools. Begin work to develop housing communities for those in need. Net-Zero Development



**Target Acquisitions**

Company to begin targeting larger multi-unit buildings (residential and mixed-use commercial) and luxury vacation rentals. (ANTICIPATED)

*2020*



**Team Expansion**

Company to begin training teams of unemployed individuals and struggling veterans to expand business operations while providing work opportunities for those in need. (ANTICIPATED)

## Meet Our Team



### Jonathan Fuller

Founder, CEO, and Manager

*Jonathan founded FullerRES in January, 2018 and has since acted as its CEO and Manager on a full-time basis, handling business strategy and vision and overseeing website development, financial reporting and analytics, and asset acquisitions. He also works 5-10 hours per week as a Senior Advisor to the CEO for Monetran LLC (since July, 2018), a tech startup creating a new, asset-backed crypto currency on the Stellar platform. Previously, he was an Arabic Linguist and Intelligence Analyst in the USMC From April 2012 - April 2017. He is a Licensed Real Estate Agent (MD) and a certified Private Money Broker. His experience includes: three years leasing and property management (212-unit community), eight years project management and team leadership. He is also a Global MBA Candidate at GWSB (class of 2020) and received his BS in Business Administration from Purdue Global.*







**Tyler Moore**
Chief Operations Officer
*Tyler is also a former U.S. Marine, where he worked from April 2012 through April 2018 as a Heavy Equipment Operator and Non-Commissioned Officer. Since Feb, 2016 he has worked at The Greenspan Company Internationl, a leading residential and commercial public adjusting firm in the southwest United States, where he is an Estimator and Executive Assistant. He spends about 35hrs per week with Greenspan and 10-12hrs per week with FullerRES. Previously, he was a Property Accountant with Paradigm Companies, a real estate development and property management company, from Jan-Sept, 2015. He has six years administrative and human resources experience with five years marketing and sales management. BA in Human Resources Management.*



**Trenton Ehnes**
Director of Project Management
*In addition to his time working with Fuller Real Estate Solutions (variable hours based on need, 5-15 hours per week), Trent works as a Service Technician for Club Car, a manufacturer of electric and gas-powered golf cars and UTVs, 40hrs per week since March 2018. Previously, he spent 13 years with Troon Golf. He has about nine years client relations and customer service experience and four years team and project management. Not to mention his 11 years experience in repair and maintenance (automobiles, electric carts, and homes). BS in Geology.*

## Offering Summary

Maximum 1,070* Class B Units ($107,000)

*\*Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 100 Class B Units ($10,000)

| | |
|---|---|
| **Company** | Fuller Real Estate Solutions LLC |
| **Corporate Address** | 712 H St NE Suite 1342, Washington DC 20002 |
| **Description of Business** | Fuller Real Estate Solutions exists to create better living for everyone and is focused on a few key areas; property acquisition and property management, green initiatives to include net-zero developments and energy efficient renovations, and creating a platform to unlock real estate investing to the world, regardless of income levels or experience. |
| **Type of Security Offered** | Class B Units (the "Units") |
| **Purchase Price of Security Offered** | $100 |
| **Minimum Investment Amount (per investor)** | $100 |

### Key Notes about Class B Units

**Class B Members are first to receive annual disbursements (if available)**.

Class B Members accrue simple **8% interest as preferred return** on outstanding capital contribution amount.

After capital contribution and preferred return amounts are disbursed, **Class B Members maintain right to 75% of annual disbursements**.

Class B Members maintain annual redemption rights with **no lock-up period** (conditions apply, please see Section 10.1 of company's A&R Operating Agreement dated August 17, 2018 for details)

Class B Members own restricted shares and do not have voting rights.

### The 10% Bonus for StartEngine Shareholders

Fuller Real Estate Solutions LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date.  This means you will receive a bonus for any units you purchase.  For example, if you buy 10 Class B Units at $100 / unit, you will receive 1 bonus Class B Unit, meaning you'll own 11 units for $100 each.   Fractional units will not be distributed for this bonus and unit bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

### Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to company owners; any expense labeled "Administration Expenses" that is not strictly for administrative purposes; any expense labeled "Travel and Entertainment"; any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Fuller Real Estate Solutions to get notified of future updates!

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Based on Your Previous Interests". This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.



**VIDEO TRANSCRIPT (Exhibit D)**

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# STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

**AMENDED AND RESTATED**

**LIMITED LIABILITY COMPANY AGREEMENT**

of

Fuller Real Estate Solutions LLC

A Delaware Limited Liability Company

dated as of August 17, 2018

The sale of units in the company have not been registered under the securities act of 1933, as amended (the "securities act"), or qualified under any state securities laws in reliance upon exemptions therefrom. the units may not be offered or sold absent an effective registration under the securities act and qualification under such state securities laws, unless exemptions from such registration and qualification requirements are available. the company has the right to require any potential transferor of a unit in the company to deliver an opinion of counsel acceptable to the company prior to any transfer to the effect that an exemption from registration and qualification is available for such transfer. additional substantial restrictions on transfer of the units are set forth in this agreement.

## Table of Contents

# FULLER REAL ESTATE SOLUTIONS LLC

# AMENDED AND RESTATED

# LIMITED LIABILITY COMPANY AGREEMENT

This Amended and Restated Limited Liability Company Agreement of Fuller Real Estate Solutions LLC, a Delaware limited liability company (the "**Company**"), is entered into as of August 17, 2018 (the "**Effective Date**") by and among the Company, the Members executing this Agreement as of the date hereof and each other Person who after the date hereof becomes a Member of the Company and becomes a party to this Agreement by executing a counterpart of this Agreement.

The Company was formed under the laws of the State of Delaware by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on January 9, 2018 (the "**Certificate of Formation**").

Effective as of January 9, 2018, Jonathan Fuller ("**Fuller**"), an individual resident of District of Columbia, Daniel Gombrich, an individual resident of Arizona, Tyler Moore, an individual resident of Arizona, and Trenton Ehnes, an individual resident of Arizona, (collectively with Fuller, the "**Initial Members**") entered into a Limited Liability Company Agreement of Fuller Real Estate Solutions LLC (the "**Original Agreement**").

The Members wish to amend and restate the Original Agreement effective as of the Effective Date and to continue the Company as set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Article 1
Definitions

**Section 1.1      Definitions.**  Capitalized terms used herein and not otherwise defined shall have the meanings when used in this Agreement:

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)     crediting to such Capital Account any amount which such Member is obligated to restore or is deemed to be obligated to restore pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i); and

(b)     debiting to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to Units held by such Member means the federal taxable income allocated by the Company to the Member with respect to such Units (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); *provided*, that such taxable income shall be computed (i) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to such Units that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member in such Fiscal Year and all prior Fiscal Years, and (ii) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"**Agreement**" means this Amended and Restated Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"**Available Cash**" means, with respect to a Fiscal Year or other period, all cash received by the Company other than Capital Contributions, including income, dividends, distributions, interest and proceeds from the disposition of company assets, to the extent that such cash exceeds, for the same period, the sum of (i) Company expenses and capital expenditures, (ii) amounts paid or payable in respect of any loan or other indebtedness of the Company and (iii) the amount of such reasonable reserves the Chief Executive Officer deems necessary for any Company needs (or those mandated by law, contract or the Company's indebtedness).

"**BBA**" means the Bipartisan Budget Act of 2015.

"**BBA Procedures**" has the meaning set forth in Section 12.3.

"**Book Depreciation**" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; *provided*, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Chief Executive Officer in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g)(3).

"**Book Value**" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

(a)     the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)     immediately prior to the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)     the Book Value of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Chief Executive Officer, as of the following times:

(i)    the acquisition of additional Units in the Company by a new or existing Member in consideration of a Capital Contribution of more than a *de minimis* amount;

(ii)   the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company;

(iii)  the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g);

*provided*, that adjustments pursuant to clauses (i) and (ii) above need not be made if the Chief Executive Officer reasonably determines that such adjustment is not necessary or appropriate to reflect the relative economic interests of the Members and that the absence of such adjustment does not adversely and disproportionately affect any Member;

(d)     the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m); *provided*, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)     if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Capital Account**" has the meaning set forth in Section 5.3.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Cause,**" means:

(a)     fraud or embezzlement; or

(b)     any conviction of any other criminal act or act of material dishonesty, disloyalty or misconduct that has a material adverse effect on the property, operations, business or reputation of the Company.

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Change of Control**" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Class A Units being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of any Member or Members to designate or elect the Chief Executive Officer (or its equivalent) of the resulting entity or its parent company).

"**Chief Executive Officer**" has the meaning set forth in Section 8.1.

"**Class A Member**" means a Member who holds Class A Units, in his capacity as a holder of such Units.

"**Class A Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class A Units" in this Agreement.

"**Class B Capital Value**" means, for any Class B Unit at any time, the sum of the Capital Contributions attributable to the acquisition of such Class B Unit.

"**Class B Member**" means a Member who holds Class B Units, in his capacity as a holder of such Units.

"**Class B Preferred Return**" means, for any Class B Unit at any time, the amount accrued as of such time in respect of such Class B Unit (commencing on the date the Company issues or issued such Class B Unit) at a rate of 8% per annum simple interest, on the sum of the Class B Unreturned Capital Value for such Class B Unit through such time.

"**Class B Units**" means the Units having the privileges, preference, duties, liabilities, obligations and rights specified with respect to "Class B Units" in this Agreement.

"**Class B Unpaid Preferred Return**" means, for any Class B Unit at any time, the amount equal to the excess, if any, of (a) the aggregate Class B Preferred Return accrued on such Class B Unit as of such time, over (b) the aggregate amount of all Distributions made by the Company in respect of such Class B Unit pursuant to Section 7.2(b) as of such time.

"**Class B Unreturned Capital Value**" means, for any Class B Unit at any time, the amount of the Class B Capital Value for such Class B Unit, reduced by the aggregate amount of all Distributions made by the Company in respect of such Class B Unit pursuant to Section 7.2(a) prior to such time.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" means Fuller Real Estate Solutions LLC, a Delaware limited liability company.

"**Company Minimum Gain**" means "partnership minimum gain" as defined in Section 1.704-2(b)(2) of the Treasury Regulations, substituting the term "Company" for the term "partnership" as the context requires.

"**Company Opportunity**" has the meaning set forth in Section 11.2.

"**Company Option Period**" has the meaning set forth in Section 9.3(d)(ii).

"**Company ROFR Exercise Notice**" has the meaning set forth in Section 9.3(d)(ii).

"**Confidential Information**" has the meaning set forth in Section 11.1(a).

"**Covered Person**" has the meaning set forth in Section 14.1(a).

"**Delaware Act**" means the Delaware Limited Liability Company Act, Title 6, Chapter 18, §§ 18-101, *et seq.*, and any successor statute, as it may be amended from time to time.

"**Distribution**" means a distribution made by the Company whether by cash, property or securities of the Company, and whether by Liquidation Distribution or otherwise; *provided*, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company of any Units; (b) any recapitalization or exchange of securities of the Company; or (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units.

"**Drag-along Member**" has the meaning set forth in Section 9.4(a).

"**Drag-along Notice**" has the meaning set forth in Section 9.4(c).

"**Drag-along Sale**" has the meaning set forth in Section 9.4(a).

"**Dragging Member**" has the meaning set forth in Section 9.4(a).

"**Effective Date**" has the meaning set forth in the preamble.

"**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Class A Members or the Chief Executive Officer, as applicable, based on such factors as the Class A Members or Chief Executive Officer, in the exercise of their reasonable business judgment, consider relevant.

"**Family Members**" has the meaning set forth in Section 9.2.

"**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"**Fuller**" has the meaning set forth in the recitals.

"**GAAP**" means United States generally accepted accounting principles in effect from time to time.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Initial Members**" has the meaning set forth in the recitals.

"**Liquidation Distribution**" means distributions in respect of any Liquidation Event.

"**Liquidation Event**" means the occurrence of any of the following: (i) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company to a third party, (ii) an event of dissolution of the Company, or (iii) the occurrence of any other event that makes it unlawful, impossible or impractical to carry on the business of the Company.

"**Liquidator**" has the meaning set forth in Section 13.3(a).

"**Losses**" has the meaning set forth in Section 14.3(a).

"**Member**" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart thereof and (b) and each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Delaware Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Delaware Act) of the Company.

"**Member Nonrecourse Debt**" means "partner nonrecourse debt" as defined in Treasury Regulation Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"**Member Nonrecourse Debt Minimum Gain**" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulation Section 1.704-2(i)(3).

"**Member Nonrecourse Deduction**" means "partner nonrecourse deduction" as defined in Treasury Regulation Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"**Members Schedule**" has the meaning set forth in Section 3.1.

"**Membership Interest**" means an interest in the Company owned by a Member, including such Member's right (based on the type and class of Unit or Units held by such Member), as applicable, (a) to a distributive share of Net Income, Net Losses and other items of income, gain, loss and deduction of the Company; (b) to a distributive share of the assets of the Company; (c) to vote on, consent to or otherwise participate in any decision of the Members as provided in this Agreement; and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Delaware Act. Membership Interests in the Company are represented by issued and outstanding Units.

"**Misallocated Item**" has the meaning set forth in Section 6.5.

"**Net Income**" and "**Net Loss**" mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

> (a)     any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

> (b)     any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under *Treasury Regulation Section 1.704-1(b)(2)(iv)(i)* as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

> (c)     any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

> (d)     any items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with *Treasury Regulation Section 1.704-1(b)(2)(iv)(g)*;

> (e)     if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

> (f)     to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury

Regulation Section 1.704 1(b)(2)(iv)(*m*), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Offered Units**" has the meaning set forth in Section 9.3(a).

"**Offering Member**" has the meaning set forth in Section 9.3(a).

"**Offering Member Notice**" has the meaning set forth in Section 9.3(c)(i).

"**Officers**" has the meaning set forth in Section 8.4.

"**Original Agreement**" has the meaning set forth in the Recitals.

"**Other Business**" has the meaning set forth in Section 11.2.

"**Partnership Representative**" has the meaning set forth in Section 12.3.

"**Permitted Transfer**" means a Transfer of Class A Units or Class B Units carried out pursuant to Section 9.2.

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Qualified Member**" has the meaning set forth in Section 12.2.

"**Redemption Cap**" has the meaning set forth in Section 10.4.

"**Redemption Purchase Price**" has the meaning set forth in Section 10.1.

"**Redemption Right**" has the meaning set forth in Section 10.1.

"**Regulatory Allocations**" has the meaning set forth in Section 6.2(d).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Tax Matters Member**" has the meaning set forth in Section 12.3.

"**Tendered Class B Units**" has the meaning set forth in Section 10.1Section 10.1.

"**Tendering Member**" has the meaning set forth in Section 10.1.

"**Tendering Member Notice**" has the meaning set forth in Section 10.2

"**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding

Class A Units or Class B Units or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Class A Units or Class B Units.

"**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. "**Transfer**" when used as a noun shall have a correlative meaning. "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

"**Treasury Regulations**" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"**Unallocated Item**" has the meaning set forth in Section 6.5.

"**Unit**" means a unit representing a fractional part of the Membership Interests of the Members and shall include all types and classes of Units, including the Class A Units and the Class B Units; *provided*, that any type or class of Unit shall have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement and the Membership Interests represented by such type or class or series of Unit shall be determined in accordance with such privileges, preference, duties, liabilities, obligations and rights.

**Section 1.2    Interpretation.**  For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.


Article 2
Organization


**Section 2.1     Formation.**

(a)     The Company was formed on January 9, 2018, pursuant to the provisions of the Delaware Act, upon the filing of the Certificate of Formation with the Secretary of State of the State of Delaware. The Original Agreement was entered into by the Initial Members effective as of January 9, 2018. This Agreement amends, restates and supersedes the Original Agreement in its entirety.

(b)     This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Delaware Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Delaware Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Delaware Act in the absence of such provision, this Agreement shall, to the extent permitted by the Delaware Act, control.

**Section 2.2     Name.**  The name of the Company is "Fuller Real Estate Solutions LLC" or such other name or names as the Chief Executive Officer may from time to time designate; *provided*, that the name shall always contain the words "Limited Liability Company" or the abbreviation "L.L.C." or the designation "LLC."

**Section 2.3     Principal Office.**  The principal office of the Company is located at 55 M Street NE, #918, Washington, DC 20002, or such other place as may from time to time be determined by the Chief Executive Officer. The Chief Executive Officer shall give prompt notice of any such change to each of the Members.

**Section 2.4     Registered Office; Registered Agent.**

(a)     The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Chief Executive Officer may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

(b)     The registered agent for service of process on the Company in the State of Delaware shall be the initial registered agent named in the Certificate of Formation or such other Person or Persons as the Chief Executive Officer may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

**Section 2.5        Purpose; Powers.**

(a)        The purpose of the Company is to acquire, own, manage, operate, rent, lease, maintain, finance, lend capital for investment in, hold for investment, exchange, sell and otherwise deal with real property. The purpose of the Company shall include creating a material positive impact on society through charitable actions and contributions. In furtherance of that end, the Company will engage in activities including the improvement, renovation, and acquisition of real property, or the lending of capital for such purposes for those in need. The foregoing shall override any conflicting duty the Officers may have to operate the Company solely for the financial benefit of the Members.

(b)        The Company may engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

**Section 2.6        Term.**  The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

Article 3
Units

**Section 3.1        Units Generally.**  The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Chief Executive Officer shall maintain a schedule of all Members, their respective mailing addresses, the amount and series of Units held by them, and the consideration provided in exchange for their Units (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A.**

**Section 3.2        Authorization and Issuance of Class A Units.**  Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated as Class A Units. As of the date hereof, 3,500 Class A Units are issued and outstanding to the Members in the amounts set forth on the Members Schedule opposite each Member's name.

**Section 3.3        Authorization and Issuance of Class B Units.**  Subject to compliance with Section 8.2, the Company is hereby authorized to issue a class of Units designated as Class B Units. As of the date hereof, 235.7754 Class B Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

**Section 3.4**     **Other Issuances.**  In addition to the Class A Units and Class B Units, the Company is hereby authorized, subject to compliance with Section 8.2, to authorize and issue or sell to any Person any new type, class or series of Units not otherwise described in this Agreement, which Units may be designated as classes or series of the Class A Units or Class B Units but having different rights. The Chief Executive Officer is hereby authorized, subject to Section 15.9, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such new interests, including the number of such new interests to be issued, the preference (with respect to Distributions, Liquidation Distributions, or otherwise) over any other Units and any contributions required in connection therewith.

**Section 3.5**     **Certification of Units.**

(a)     The Chief Executive Officer in his sole discretion may, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(b)     In the event that the Chief Executive Officer issues certificates representing Units in accordance with Section 3.5(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

The units represented by this certificate are subject to an amended and restated limited liability company agreement among the company and its members, a copy of which is on file at the principal executive office of the company. No transfer, sale, assignment, pledge, hypothecation or other disposition of the units represented by this certificate may be made except in accordance with the provisions of such amended and restated limited liability company agreement.

The units represented by this certificate have not been registered under the securities act of 1933, as amended, or under any other applicable securities laws and may not be transferred, sold, assigned, pledged, hypothecated or otherwise disposed except (a) pursuant to a registration statement effective under such act and laws, or (b) pursuant to an exemption from registration thereunder.

Article 4
Members

**Section 4.1**     **Admission of New Members.**

(a)     New Members may be admitted from time to time (i) in connection with an issuance of Units by the Company, subject to compliance with Article 3 and the provisions of Section 8.2 and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of Article 9, and in either case, following compliance with the provisions of Section 4.1(b).

(b)        In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have executed and delivered to the Company a written counterpart of this Agreement. Upon the amendment of the Members Schedule by the Chief Executive Officer and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued the applicable Units. The Chief Executive Officer shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 5.3.

**Section 4.2        No Personal Liability.**  Except as otherwise provided in the Delaware Act, by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

**Section 4.3        No Withdrawal.**  A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in § 18-304 of the Delaware Act. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

**Section 4.4        Death.**  The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Units owned by the deceased Member shall automatically be Transferred to such Member's heirs; *provided*, that within a reasonable time after such Transfer, the applicable heirs shall sign a written counterpart of this Agreement.

**Section 4.5        Voting.** Except as otherwise provided by this Agreement (including Section 8.2 and Section 15.9) or as otherwise required by the Delaware Act or Applicable Law:

(a)        each Member is entitled to one vote per Class A Unit on all matters upon which the Members have the right to vote under this Agreement; and

(b)        the Class B Units shall not entitle the holders thereof to vote on any matters required or permitted to be voted on by the Members.

**Section 4.6     Meetings.**

(a)     *Calling the Meeting.* Meetings of the Members may be called by (i) the Chief Executive Officer or (ii) a majority of the Class A Members. Only Class A Members shall have the right to attend meetings of the Members.

(b)     *Notice.* Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered reasonably in advance of each meeting to each Class A Member, by or at the direction of the Chief Executive Officer or the Member(s) calling the meeting, as the case may be. The Class A Members may hold meetings at the Company's principal office or at such other place as the Chief Executive Officer or the Member(s) calling the meeting may designate in the notice for such meeting.

(c)     *Participation.* Any Class A Member may participate in a meeting of the Class A Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)     *Vote by Proxy.* On any matter that is to be voted on by Class A Members, a Class A Member may vote in person or by proxy, and such proxy may be granted in writing or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Class A Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

**Section 4.7     Quorum.** A quorum of any meeting of the Class A Members shall require the presence of a majority of the Class A Members. Subject to Section 4.8, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to Section 4.8, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of a majority of the Class A Members.

**Section 4.8     Action Without Meeting.** Notwithstanding the provisions of Section 4.7, any matter that is to be voted on, consented to or approved by Class A Members may be taken without a meeting, without prior notice and without a vote if consented to by a Member or

Members holding not less than a majority of the Class A Units. A record shall be maintained by the Chief Executive Officer of each such action taken by written consent of a Member or Members.

**Section 4.9** **Power of Members.** Except as otherwise specifically provided by this Agreement or required by the Delaware Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

**Section 4.10** **No Interest in Company Property.** No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Article 5
Capital Contributions; Capital Accounts

**Section 5.1** **Initial Capital Contributions.** Contemporaneously with the execution of this Agreement, each Member has made the Capital Contribution or contribution of services, and is deemed to own the number and class of Units, as set forth opposite such Member's name on the Members Schedule.

**Section 5.2** **Additional Capital Contributions.**

(a) No Member shall be required to make any additional Capital Contributions to the Company.

(b) No Member shall be required to lend any funds to the Company and no Member shall have any personal liability for the payment or repayment of any Capital Contribution by or to any other Member.

**Section 5.3** **Maintenance of Capital Accounts.** The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 5.3. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of:

(i) such Member's Capital Contributions, including such Member's initial Capital Contribution;

(ii) any Net Income or other item of income or gain allocated to such Member pursuant to Article 6; and

(iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)     Each Member's Capital Account shall be decreased by:

(i)     the cash amount or Book Value of any property distributed to such Member pursuant to Article 7 and Section 13.3(c);

(ii)    the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to Article 6; and

(iii)   the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

**Section 5.4     Succession Upon Transfer.**  In the event that any Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 6.4, shall receive allocations and Distributions pursuant to Article 6, Article 7 and Article 13 in respect of such Units.

**Section 5.5     Negative Capital Accounts.**  In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

**Section 5.6     No Withdrawal.**  No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any Distributions to any Members, in liquidation or otherwise.

**Section 5.7     Treatment of Loans from Members.**  Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account, other than to the extent provided in Section 5.3(a)(iii), if applicable.

**Section 5.8     Modifications.**  The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the Treasury Regulations and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Chief Executive Officer determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the

Capital Accounts, are computed in order to comply with such Treasury Regulations, the Chief Executive Officer may authorize such modifications.

Article 6
Allocations

**Section 6.1    Allocation of Net Income and Net Loss.**  For each Fiscal Year (or portion thereof), except as otherwise provided in this Agreement, Net Income and Net Loss (and, to the extent necessary, individual items of income, gain, loss or deduction) of the Company shall be allocated among the Members in a manner such that, after giving effect to the special allocations set forth in Section 6.2, the Capital Account balance of each Member, immediately after making such allocations, is, as nearly as possible, equal to (i) the Distributions that would be made to such Member pursuant to Section 13.3(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed, in accordance with Section 13.3(c), to the Members immediately after making such allocations, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

**Section 6.2    Regulatory and Special Allocations.**  Notwithstanding the provisions of Section 6.1:

(a)    If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)    Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)     In the event any Member unexpectedly receives any adjustments, allocations or Distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations or Distributions as quickly as possible. This Section 6.2(c) is intended to comply with the qualified income offset requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(d)     The allocations set forth in paragraphs (a), (b) and (c) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this Article 6 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

**Section 6.3     Tax Allocations.**

(a)     Subject to Section 6.3(b) through Section 6.3(e), all income, gains, losses and deductions of the Company shall be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for computing their Capital Accounts, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)     Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method of Treasury Regulations Section 1.704-3(b), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)     If the Book Value of any Company asset is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)     Allocations of tax credit, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Chief Executive Officer taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)     The Company shall make allocations pursuant to this Section 6.3 in accordance with the traditional method in accordance with Treasury Regulations Section 1.704-3(d).

(f)     Allocations pursuant to this Section 6.3 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions or other items pursuant to any provisions of this Agreement.

**Section 6.4     Allocations in Respect of Transferred Units.**  In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of Article 9, Net Income, Net Losses and other items of income, gain, loss and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

**Section 6.5     Curative Allocations.**  In the event that the Tax Matters Member determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this Article 6 (an "**Unallocated Item**"), or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company (determined by reference to the general principles of Treasury Regulations Section 1.704-1(b) and the factors set forth in Treasury Regulations Section 1.704-1(b)(3)(ii)) (a "**Misallocated Item**"), then the Chief Executive Officer may allocate such Unallocated Items, or reallocate such Misallocated Items, to reflect such economic interests; *provided*, that no such allocation will be made without the prior consent of each Member that would be adversely and disproportionately affected thereby; and *provided, further*, that no such allocation shall have any material effect on the amounts distributable to any Member, including the amounts to be distributed upon the complete liquidation of the Company.

Article 7
Distributions

**Section 7.1     General.**

(a)     Subject to Section 7.1(b) and Section 7.2, the Chief Executive Officer shall have discretion regarding the amounts and timing of Distributions to Members, including to decide to forego payment of Distributions.

(b)     Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any Distribution to Members if such Distribution would violate § 18-607 of the Delaware Act or other Applicable Law.

**Section 7.2    Priority of Distributions.** Subject to the priority of Distributions pursuant to Section 13.3(c), if applicable, all Distributions of Available Cash determined to be made by the Chief Executive Officer pursuant to Section 7.1 shall be made in the following manner:

(a)    *Return of Capital*: first, pro rata to the Class B Members, until the Class B Unreturned Capital Value has been reduced to zero;

(b)    *Preferred Return*. Second, pro rata to the Class B Members, until the Class B Unpaid Preferred Return has been reduced to zero;

(c)    *Catch-up*. Third, pro rata to the Class A Members , until Distributions under this Section 7.2(c) equal 25% of the aggregate Distributions made pursuant to Section 7.2(b) and this Section 7.2(c); and

(d)    *75/25 Split*. Thereafter, as follows:

(i)    25% to the Class A Members, pro rata in proportion to their holdings of all Class A Units; and

(ii)    75% to the Class B Members, pro rata in proportion to their holdings of all Class B Units.

**Section 7.3    Distributions in Kind.** In the event of a Distribution of Company property, such property shall for all purposes of this Agreement be deemed to have been sold at its Fair Market Value and the proceeds of such sale shall be distributed to the Members in accordance with Section 7.2.

Article 8
Management

**Section 8.1    Management Generally.** Except as set forth in Section 8.2 or Section 8.3, and unless the vote, consent, or approval of Class A Members is required by the terms of this Agreement or the Delaware Act, the business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Chief Executive Officer, and the Chief Executive Officer shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as he may in his sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

**Section 8.2    Majority Decisions.** Notwithstanding Section 8.1, Section 8.3, or anything to the contrary contained in this Agreement the following actions will require consent of a majority of the Class A Members:

(a)    the admission of any new Class A Member into the Company;

(b)     the issuance of additional Units or other securities by the Company beyond those issued and outstanding as of the date hereof;

(c)     any additional Capital Contributions of the Members;

(d)     the determination of Fair Market Value of any Unit; and

(e)     the appointment of a successor Chief Executive Officer in the event Fuller is removed for Cause or upon Fuller's death, or the removal of any other officer of the Company.

**Section 8.3     Unanimous Decision.**

Notwithstanding Section 8.1, Section 8.2, or anything to the contrary contained in this Agreement, the following actions will require the unanimous consent of the Class A Members:

(a)     Any amendment to the Certificate of Formation or this Agreement;

(b)     a merger, consolidation, conversion or other similar transaction involving the Company;

(c)     the approval of a Drag-along Sale; or

(d)     the sale, lease or conveyance of all or substantially all of the assets of the Company on a consolidated basis; or

(e)     any action that results in a liquidation or dissolution of the Company.

**Section 8.4     Officers.**

(a)     *Officers.* The officers of the Company shall consist of a Chief Executive Officer ("**Chief Executive Officer**"), a Chief Operating Officer, a Director of Project Management and such other officers as the Chief Executive Officer may determine. Any two (2) or more offices be held by the same Person. The Chief Executive Officer may create and define the duties of the other offices in the Company and shall appoint persons to fill all such offices. Appointment of an officer shall not of itself create contract rights.

(b)     *Chief Executive Officer.* Subject to Section 8.2 and Section and Section 8.3, the Chief Executive Officer shall have responsibility for the general supervision, direction, and control of the business and the offices of the Company. He shall have the general power and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Members or this Agreement. The initial Chief Executive Officer is Fuller. Unless otherwise expressly permitted by Applicable Law, the initial Chief Executive Officer shall not be removed except for Cause. Unless earlier removed for Cause, Fuller has the right to designate a successor as Chief Executive Officer for so long as Fuller remains a Member of the Company.

(c)     *Chief Operating Officer.* The Chief Operating Officer shall have responsibility for daily management of Company real estate assets, subject to the supervision of the Chief Executive Officer. His duties may include advertising vacant rental units and managing all tenant and applicant matters, including rent payments, service requests, and other inquiries. He shall supervise all tenant service requests and coordinate necessary repairs, within the parameters of the respective property budget as set forth by the CEO. Any action that would cause the Company to exceed the applicable property budget must first be approved by the CEO. The initial Chief Operating Officer is Tyler Moore.

(d)     *Director of Project Management.* The Director of Project Management shall have responsibility for the planning, oversight, and completion of all renovation or repair projects within his geographic location, subject to the supervision of the Chief Executive Officer. He shall manage project design, contractor and vendor hiring, and material and equipment purchases, within the parameters of the respective project budget as determined by the Chief Executive Officer. Any action that would cause the Company to exceed the applicable project budget must first be approved by the CEO. The initial Director of Project Management is Trenton Ehnes.

(e)     *Transferability of Certain Rights.* The rights of Fuller under this Article 8 are personal to Fuller and shall not be transferred to any other Person, including in connection with a Transfer of Fuller's Units.

Article 9
Transfer

**Section 9.1     General Restrictions on Transfer.**

(a)     Except as otherwise provided in this Article 9, no Member shall Transfer all or any portion of its Units in the Company without the written consent of the Chief Executive Officer (which consent may be granted or withheld in the sole discretion of the Chief Executive Officer). No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective transferee is admitted as a Member of the Company in accordance with Section 4.1.

(b)     Notwithstanding any other provision of this Agreement (including Section 9.2), each Member agrees that it will not, directly or indirectly, Transfer any of its Units, and the Company agrees that it shall not issue any Units:

> (i)     except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, if requested by the Company, only upon delivery to the Company of an

opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii) if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv) if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v) if such Transfer or issuance would cause a termination of the Company for federal income tax purposes;

(vi) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vii) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

In any event, the Chief Executive Officer may refuse the Transfer to any Person if such Transfer would have a material adverse effect on the Company as a result of any regulatory or other restrictions imposed by any Governmental Authority.

(c) Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

(d) For the avoidance of doubt, any Transfer of Units permitted by Section 9.2 or made in accordance with the procedures described in Section 9.3 and Section 9.4, as applicable, and purporting to be a sale, transfer, assignment or other disposal of the entire Membership Interest represented by such Units, inclusive of all the rights and benefits applicable to such Membership Interest as described in the definition of the term **"Membership Interest,"** shall be deemed a sale, transfer, assignment or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, unless otherwise explicitly agreed to by the parties to such Transfer.

**Section 9.2      Permitted Transfers.**  The provisions of Section 9.1(a), Section 9.3, Section 9.4 (with respect to the Dragging Member only) do not apply to any of the following Transfers by any Member of any of its Units to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries.

**Section 9.3      Right of First Refusal.**

(a)      *Offered Units.*  Subject to the terms and conditions specified in Section 9.1, Section 9.2 and this Section 9.3, the Company will have a right of first refusal if any Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to accept to Transfer all or any portion of the Units it owns the ("**Offered Units**").

(b)      *Offering; Exceptions.*  Each time the Offering Member receives an offer for a Transfer of any of its Units (other than Transfers that (i) are permitted by Section 9.2 or (ii) are proposed to be made by a Dragging Member or required to be made by a Drag-along Member pursuant to Section 9.4), the Offering Member shall first make an offering of the Offered Units to the Company in accordance with the following provisions of this Section 9.3, prior to Transferring such Offered Units to the proposed purchaser.

(c)      *Offer Notice.*

(i)      The Offering Member shall, within five (5) days of receipt of the Transfer offer, give written notice (the "**Offering Member Notice**") to the Company stating that it has received a bona fide offer for a Transfer of its Units and specifying:

(A)     the number and type of Units to be Transferred by the Offering Member;

(B)     the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the Offering Member Notice;

(C)     the purchase price per Offered Unit (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(D)     the name of the Person or entity who has offered to purchase such Offered Units.

(ii)     The Offering Member Notice shall constitute the Offering Member's offer to Transfer the Offered Units to the Company, which offer shall be irrevocable until the end of the Company Option Period described in Section 9.3(d). By delivering the Offering Member Notice, the Offering Member represents and warrants to the Company that:

(iii)     the Offering Member has full right, title and interest in and to the Offered Units;

(iv)     the Offering Member has all the necessary power and authority and has taken all necessary action to Transfer such Offered Units as contemplated by this Section 9.3; and

(v)     the Offered Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

*(d)     Exercise of Right of First Refusal.*

(i)     Upon receipt of the Offering Member Notice, the Company has the right to purchase the Offered Units in accordance with the procedures set forth in Section 9.3(d)(ii). Notwithstanding the foregoing, the Company may only exercise its right to purchase the Offered Units if no less than all of the Offered Units will be purchased by the Company.

(ii)     The Company shall exercise its right to purchase any Offered Units by the delivery of a written notice (the "**Company ROFR Exercise Notice**") to the Offering Member within ten (10) days of receipt of the Offering Member Notice (the "**Company Option Period**"), stating the number (including where such number is zero) and type of Offered Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice. The Company ROFR Exercise Notice is binding upon delivery and irrevocable by the Company.

(iii) The failure of the Company to deliver a Company ROFR Exercise Notice by the end of the Company Option Period constitutes a waiver of the right of first refusal under this Section 9.3 with respect to the Transfer of Offered Units but does not affect the Company's rights with respect to any future Transfers.

(e)        *Consummation of Sale*. In the event that the Company exercises its right to purchase all and not less than all of the Offered Units, then the Offering Member shall sell such Offered Units to the Company and the Company shall purchase such Offered Units within sixty (60) days following the expiration of the Company Option Period. Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 9.3(e), including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(f)        *Sale to Proposed Purchaser*. In the event that the Company elects not to purchase all of the Offered Units, then, to the extent applicable, the Offering Member may Transfer all of such Offered Units, on terms and conditions (including price) which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, provided such Transfer occurs within ninety (90) days after expiration of the Company Option Period. Any Offered Units not Transferred within this 90-day period will again become subject to the provisions of this Section 9.3 upon subsequent Transfer.

**Section 9.4        Drag-along Rights.**

(a)        *Participation*. If Members holding all of the Class A Units (collectively, the "**Dragging Member**"), propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.4(c) and subject to compliance with Section 9.4(d), to require that each Class B Member (each, a "**Drag-along Member**") participate in such sale in the manner set forth in Section 9.4(b).

(b)        *Sale of Units*. Subject to compliance with Section 9.4(d):

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Class A Units of the Company being held by a Third Party Purchaser, then each Drag-along Member shall sell the number of Class B Units equal to the product obtained by multiplying (i) the number of Class B Units held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Class A Units that the Dragging Member proposes to sell in the Drag-along Sale and (y) the denominator of which is equal to the total number of Class A Units held by the Dragging Member at such time; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Class A Members, then notwithstanding anything to the contrary in this Agreement (including Section 4.5), each Drag-along Member shall consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Liquidation Distribution of the aggregate consideration of such transaction shall be made in accordance with Section 13.3(c).

(c) *Sale Notice.* The Dragging Member shall exercise its rights pursuant to this Section 9.4 by delivering a written notice (the "**Drag-along Notice**") to the Company and each other Member no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of each class or series of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof and including, if available, the purchase price per Unit of each applicable class or series; and

(iv) A copy of any form of agreement proposed to be executed in connection with the Drag-along Sale.

(d) *Conditions of Sale.* The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.4 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member per Unit of each applicable class or series (the Distribution of which shall be made in accordance with Section 9.4(b)(ii)) and the terms and conditions of such sale shall, except as otherwise provided in Section

9.4(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e)     *Cooperation*. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.4(d)(iii).

Article 10
Class B Unit Redemptions

**Section 10.1     Limited Redemption Right.** Subject to the provisions of this Article 10, for each Fiscal Year, the Company shall offer a limited redemption right (the "**Redemption Right**") to holders of Class B Units. For a period of thirty (30) days following the end of each Fiscal Year, each Class B Member (each, a "**Tendering Member**") may tender to the Company for redemption all or any portion of his Class B Units (the "**Tendered Class B Units**"). The consideration to be paid by the Company for any Tendered Class B Units shall be: (i) for any Unit acquired by the Tendering Member less than three years prior to the final day of the relevant Fiscal Year, an amount equal to the Class B Unreturned Capital Value; and (ii) for any Unit acquired by the Tendering Member three years or more prior to the final day of the relevant Fiscal Year, the Fair Market Value of such Unit, as of the close of business on the final day of such Fiscal Year (the "**Redemption Purchase Price**").

**Section 10.2     Notice.** Each Tendering Member who wishes to sell Class B Units pursuant to the Redemption Right shall deliver to the Company, not more than thirty (30) days after the final day of a Fiscal Year, a written notice (the "**Tendering Member Notice**") specifying the number of Tendered Class B Units.

**Section 10.3     Representations.** By delivering the Tendering Member Notice, the Tendering Member represents and warrants to the Company that:

(a)     the Tendering Member has full right, title and interest in and to the Tendered Class B Units;

(b)     the Tendering Member has all the necessary power and authority and has taken all necessary action to sell the Tendered Class B Units as contemplated by this Article 10; and

(c)     the Tendered Class B Units are free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

**Section 10.4     Determination.** The Company's obligation to purchase Tendered Class B Units from any Tendering Member pursuant to the Redemption Right is subject to a determination by the Chief Executive Officer that the Company holds Available Cash from the relevant Fiscal Year. Provided the Company holds such Available Cash, then upon receipt of one or more Tendering Member Notices, the Company shall promptly calculate an amount equal to the Available Cash from the relevant Fiscal Year multiplied by 50% (the "**Redemption Cap**"). The maximum aggregate dollar amount of Tendered Class B Units the Company shall purchase pursuant to the Redemption Right for any Fiscal Year is the Redemption Cap.

**Section 10.5     Procedure.** In the event the aggregate Redemption Purchase Price for all Tendered Class B Units exceeds the Redemption Cap, then each Tendering Member will be entitled to receive his pro rata share of the Redemption Cap (calculated as such Member's Redemption Purchase Price divided by the aggregate Redemption Purchase Price for all Tendering Members) in exchange for his pro rata share of the total Tendered Class B Units (calculated as the number of Tendered Class B Units of such Tendering Member divided by the total number of Tendered Class B Units). Promptly following receipt of any Tendering Member Notices, the Company shall deliver to each Tendering Member a calculation containing the number of his Tendered Class B Units accepted for redemption (including, for the avoidance of doubt, when such number is zero) and the Redemption Purchase Price for his Tendered Class B Units. Each Tendering Member shall have the right to irrevocably rescind his Tendering Member Notice for a period of ten (10) days following the delivery of such calculation.

**Section 10.6     Closing.** The closing of any sale of Tendered Class B Units pursuant to this Article 10 shall take place no later than sixty (60) days following receipt by the Company of each Tendering Member Notice, if not otherwise rescinded pursuant to Section 10.5 above. The

Company shall pay the Redemption Purchase Price for Tendered Class B Units by certified or official bank check or by wire transfer of immediately available funds.

**Section 10.7    Cooperation.**  Each Tendering Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Article 10, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

<center>Article 11<br>Covenants</center>

**Section 11.1    Confidentiality.**

(a)    Each Member acknowledges that during the term of this Agreement, he will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that:

(i)    the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information;

(ii)    the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and

(iii)    the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public.

Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company) at any time, including use for personal, commercial or proprietary advantage or profit, either during his association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)    Nothing contained in Section 11.1(a) prevents any Member from disclosing Confidential Information:

(i)    upon the order of any court or administrative agency;

(ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member;

(iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests;

(iv) to the extent necessary in connection with the exercise of any remedy hereunder;

(v) to other Members;

(vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 11.1 as if a Member; or

(vii) to any potential Permitted Transferee in connection with a proposed Transfer of Units from such Member, as long as such Transferee agrees to be bound by the provisions of this Section 11.1 as if a Member;

*provided*, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c) The restrictions of Section 11.1(a) shall not apply to Confidential Information that:

(i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement;

(ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement;

(iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or

(iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives;

*provided*, that such source is not known by the recipient of the Confidential Information to be bound by a confidentiality agreement with the disclosing Member or any of its Representatives.

**Section 11.2    Other Business Activities.**

(a)     The Members acknowledge that:

    (i)   Members are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company (an "**Other Business**");

    (ii)  Members may have or may develop a strategic relationship with businesses that are or may be competitive with the Company;

    (iii) none of the Members will be prohibited by virtue of the Member's investment in the Company from pursuing and engaging in any such activities;

    (iv)  none of Members will be obligated to inform the Company or any other Member of any such opportunity, relationship or investment (a "**Company Opportunity**"), and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; and

    (v)   nothing contained herein shall limit, prohibit or restrict the Chief Executive Officer from serving on the board of directors or other governing body or committee of any Other Business.

(b)     The Members authorize and consent to the involvement of a Member in any Other Business; *provided*, that any transactions between the Company and an Other Business will be on terms no less favorable to the than would be obtainable in a comparable arm's-length transaction. The Members waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Member or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Member.


Article 12
Accounting and Reports; Tax Matters


**Section 12.1    Financial Statements.** The Company shall furnish to each Member, as soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, balance sheets of the Company as at the end of each such Fiscal Year and statements of income, cash flows and Members' equity for such Fiscal Year, in each case setting forth in

comparative form the figures for the previous Fiscal Year, prepared in accordance with GAAP (except as may be required to compute Capital Accounts under this Agreement).

**Section 12.2    Inspection Rights.** Upon reasonable notice from a Member holding 5% or more of the Units of the Company (a "**Qualified Member**"), the Company shall, and shall cause its Officers and employees to afford each Qualified Member and its Representatives reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the Company, including all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members , and to permit each Qualified Member and its Representatives to examine such documents and make copies thereof, and (iii) the Company's Officers, senior employees and public accountants, and to afford each Qualified Member and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with their Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Member and its Representatives such affairs, finances and accounts).

**Section 12.3    Tax Matters Member; Partnership Representative.**

(a)    *Appointment.* The Members hereby appoint Fuller as the "tax matters partner" (as defined in Code Section 6231 prior to its amendment by the BBA (the "**Tax Matters Member**") and, for tax years beginning on or after January 1, 2018, the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the BBA).

(b)    *Tax Examinations and Audits.* The Tax Matters Member and Partnership Representative are each authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by taxing authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Member and Partnership Representative shall each have sole authority to act on behalf of the Company in any such examinations and any resulting judicial proceedings and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company and its Members shall be bound by the actions taken by the Tax Matters Member and Partnership Representative.

(c)    *BBA Elections and Procedures.* In the event of an audit of the Company that is subject to the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), the Partnership Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Partnership Representative or the Company under the BBA Procedures (including any election under Code Section 6226 as amended by the BBA). If an election under Code Section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment, and each Member shall take such adjustment into account as required under Code Section 6226(b) (as amended by the BBA).

(d)     *Resignation.* The Tax Matters Member may resign at any time. The Partnership Representative may resign at the times and in the manner set forth in applicable Treasury Regulations or other administrative guidance. If Fuller ceases to be the Tax Matters Member or Partnership Representative for any reason, a majority of the Class A Members shall appoint a new Tax Matters Member or Partnership Representative.

**Section 12.4     Tax Returns.**  At the expense of the Company, the Chief Executive Officer (or any Officer that he may designate pursuant to Section 8.4) shall cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Chief Executive Officer will cause to be delivered to each Person who was a Member at any time during such Fiscal Year, such information with respect to the Company as may be necessary for the preparation of such Person's income tax returns for such Fiscal Year.

**Section 12.5     Company Funds.**  All funds of the Company shall be deposited in its name, or in such name as may be designated by the Chief Executive Officer, in such checking, savings or other accounts, or held in its name in the form of such other investments as shall be designated by the Chief Executive Officer. The funds of the Company shall not be commingled with the funds of any other Person. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively upon the signature or signatures of such Officer or Officers as the Chief Executive Officer may designate.


Article 13
Dissolution and Liquidation


**Section 13.1     Events of Dissolution.**  The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)     An election to dissolve the Company made by unanimous consent of the Class A Members;

(b)     The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)     The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

**Section 13.2     Effectiveness of Dissolution.**  Dissolution of the Company will be effective on the day on which the event described in Section 13.1 occurs, but the Company will not terminate until the winding up of the Company is completed, the assets of the Company distributed as provided in  Section 13.3 and the Certificate of Formation cancelled as provided in Section 13.4.

**Section 13.3     Liquidation.**  If the Company is dissolved pursuant to Section 13.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)     *Liquidator.* The Chief Executive Officer, or, if the Chief Executive Officer is unable to do so, a Person selected by a majority of the Class A Members, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator will have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)     *Accounting.* As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)     *Distribution of Proceeds.* The Liquidator shall liquidate the assets of the Company and make a Liquidation Distribution in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   *First*, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)  *Second*, to the establishment of and additions to reserves that are determined by the Chief Executive Officer in his sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members in the same manner as Distributions are made under Section 7.2.

(d)     *Discretion of Liquidator.* Notwithstanding the provisions of Section 13.3 that require the liquidation of the assets of the Company, but subject to the order of priorities set forth in Section 13.3(c), if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Liquidator may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in its absolute discretion, Distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.3(c), undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such Distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such Distribution, any property to be distributed will be valued at its Fair Market Value.

**Section 13.4  Cancellation of Certificate.**  Upon completion of the Distribution of the assets of the Company as provided in Section 13.3(c) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Delaware and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Delaware and shall take such other actions as may be necessary to terminate the Company.

**Section 13.5  Survival of Rights, Duties and Obligations.**  Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to Section 14.3.

**Section 13.6  Recourse for Claims.**  Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Chief Executive Officer, the Liquidator or any other Member.

Article 14
Exculpation and Indemnification

**Section 14.1  Exculpation of Covered Persons.**

(a)  *Covered Persons*. As used herein, the term **"Covered Person"** shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling affiliate, employee, agent or Representative of each Member, and (iii) each Officer, employee, agent or Representative of the Company.

(b)  *Standard of Care*. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in good-faith reliance on the provisions of this Agreement, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)     *Good Faith Reliance*. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) one or more Officers or employees of the Company; (ii) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Delaware Act.

**Section 14.2     Liabilities and Duties of Covered Persons.**

(a)     *Limitation of Liability*. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)     *Duties*. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

**Section 14.3     Indemnification.**

(a)     *Indemnification*. To the fullest extent permitted by the Delaware Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Delaware Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company or any Member in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company as a partner, member, stockholder, manager, director, officer, employee or agent of the Company, or any Member, or that such Covered Person is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any Person including the Company;

*provided*, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) *Reimbursement.* The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 14.3; *provided*, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 14.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) *Entitlement to Indemnity.* The indemnification provided by this Section 14.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 14.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 14.3 and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d)      *Insurance.* To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Chief Executive Officer may determine; *provided*, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e)      *Funding of Indemnification Obligation.* Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 14.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(f)      *Savings Clause.* If this Section 14.3 or any portion hereof is invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Section 14.3 to the fullest extent permitted by any applicable portion of this Section 14.3 that has not been invalidated and to the fullest extent permitted by Applicable Law.

(g)      *Amendment.* The provisions of this Section 14.3 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Section 14.3 is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. Notwithstanding any other provision of this Agreement to the contrary, no amendment, modification or repeal of this Section 14.3 that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

**Section 14.4    Survival.**  The provisions of this Article 14 shall survive the dissolution, liquidation, winding up and termination of the Company.

<p style="text-align:center">Article 15<br>Miscellaneous</p>

**Section 15.1    Expenses.**  Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

**Section 15.2    Further Assurances.**  In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

**Section 15.3    Notices.**  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 15.3):

| If to the Company: | 55 M Street NE, #918 |
|---|---|
| | Washington, DC 20002 |
| | E-mail: jonathan@fullerres.com |
| | Attention: Chief Executive Officer |

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

**Section 15.4    Headings.**  The headings in this Agreement are inserted for convenience or reference only and are not intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision of this Agreement.

**Section 15.5    Severability.**  If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

**Section 15.6   Entire Agreement.** This Agreement, together with the Certificate of Formation, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter, including the Original Agreement.

**Section 15.7   Successors and Assigns.** Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

**Section 15.8   No Third-party Beneficiaries.** Except as provided in Article 14, which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

**Section 15.9   Amendment.** No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and a majority of the Class A Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase or Transfer of Units in accordance with this Agreement may be made by the Chief Executive Officer without the consent of or execution by the Members.

**Section 15.10   Waiver.** No waiver by any party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

**Section 15.11   Governing Law.** All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

**Section 15.12   Submission to Jurisdiction.**  The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 15.3 shall be effective service of process for any suit, action or other proceeding brought in any such court.

**Section 15.13   Waiver of Jury Trial.**  Each party hereto waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

**Section 15.14   Equitable Remedies.**  Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by that party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of that breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

**Section 15.15   Attorneys' Fees.**  In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding will be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

**Section 15.16   Remedies Cumulative.**  The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in Section 14.2 to the contrary.

**Section 15.17    Counterparts; Electronic Signatures.**  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile or email will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. Signatures of the parties through electronic means or methods shall be deemed to be their original signatures for all purposes.

[SIGNATURE PAGE FOLLOWS]

The parties are signing this Amended and Restated Limited Liability Company Agreement as of the date stated in the introductory paragraph.

**Members**:

*Jonathan C Fuller*

_____

Jonathan Fuller

*Tyler Moore*

_____

Tyler Moore

*Trenton Ehnes*

_____

Trenton Ehnes

# Operating Agreement
## of
# Fuller Real Estate Solutions LLC

## Schedule A

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Members Schedule as of

17 August, 2018

| Member Name and Address | Contribution | Number of Units | Class |
|---|---|---|---|
| Jonathan Fuller<br>2501 Lake Ave<br>Cheverly, MD 20785 | Services provided as officer | 2,521 | A |
| Tyler Moore<br>18350 N 32nd St #127<br>Phoenix, AZ 85032 | Services provided as officer | 525 | A |
| Trenton Ehnes<br>18429 N 8th Ave<br>Phoenix, AZ 85023 | Services provided as officer | 454 | A |
| Jonathan Fuller<br>2501 Lake Ave<br>Cheverly, MD 20785 | $21,577.54 | 215.7754 | B |
| Trenton Ehnes<br>18429 N 8th Ave<br>Phoenix, AZ 85023 | $2,000 | 20 | B |